EXHIBIT 99.1

Execution Copy

THIS INVESTMENT AGREEMENT is made on the 13th day of May, 2010

BETWEEN:

LAND BREEZE II S.À.R.L., a Société à responsibilité limitée incorporated and existing under the laws of Luxembourg,

(the “Purchaser”)

– and –

PENN WEST ENERGY TRUST, a trust existing under the laws of the Province of Alberta,

(the “Trust”)

– and –

PENN WEST PETROLEUM LTD., a corporation existing under the laws of the Province of Alberta,

(“PWPL”)

(collectively, the “Parties” and each of them a “Party”).

RECITALS:

A.
The Parties are desirous of consummating a transaction whereby (i) an Affiliate (as herein defined) of the Purchaser (which is an indirect wholly-owned subsidiary of China Investment Corporation (“CIC”), a corporation existing under the laws of China) and PWPL (either directly or through a Subsidiary (as herein defined)), would form a general partnership under the laws of the Province of Alberta to develop certain heavy oil assets currently held by one or more Affiliates of the Trust, and (ii) the Purchaser would subscribe for units of the Trust on a private placement basis (collectively, the “Transaction”).

B.
PWPL is the administrator of the Trust pursuant to an administration agreement between them dated May 31, 2005 pursuant to which PWPL provides certain administrative and advisory services to the Trust.

C.	The Parties have entered into this agreement to set out the terms of the private placement described above and to record their understanding regarding other elements of the Transaction.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1           Definitions

In this Agreement, unless the context otherwise requires, the following terms will have the respective meanings hereinafter set forth:

“Administration and Operating Services Agreement” means the administration and operating services agreement to be entered into between PWPL and the Partnership in connection with the Transaction;

“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person; provided, however, that:

(a)
in the case of the Purchaser, (i) “Affiliates” of the Purchaser shall only mean CIC and the other Subsidiaries of CIC, and (ii) “Affiliates” of a Subsidiary of CIC shall only mean CIC and the other Subsidiaries of CIC; provided, further, that in the case of CIC, “Affiliates” of CIC or any of its Subsidiaries excludes Central Huijin Investment Ltd., a wholly-owned Subsidiary of CIC, and any Subsidiary of Central Huijin Investments Ltd.; and

(b)	in the case of the Trust, (i) “Affiliates” of the Trust includes PWPL and its Affiliates and (ii) “Affiliates” of PWPL includes the Trust;

“Agreement” means this agreement, including all schedules, and all amendments or restatements as permitted hereunder, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Applicable Law” means all governmental laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Subsidiaries and other Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Subsidiaries or other Affiliates has securities listed or quoted;

“Approvals” has the meaning ascribed to it in Section 6.1(a)(i);

“Area of Mutual Interest Agreement” means the area of mutual interest agreement to be entered into between PWPL and Winter Spark Resources, Inc. in connection with the Transaction;

“Bought Deal” has the meaning ascribed to it in Section 8.1(d);

“Bought Deal Exercise Deadline” has the meaning ascribed to it in Section 8.1(d);

“Business Day” means any day,

(a)	which is not a Saturday, a Sunday or a day observed as a statutory or civic holiday under Applicable Law in Alberta, Canada or Beijing, China; and

(b)	on which the principal commercial banks are generally open for business in the City of Calgary and the City of Beijing;

“Canadian GAAP” has the meaning ascribed to it in Section 3.2(j);

“Canadian Jurisdictions” has the meaning ascribed to it in Section 3.2(g);

“Canadian Oil and Gas Evaluation Handbook” means the handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time;

“Canadian Securities Laws” means, collectively, the Securities Act and the applicable Securities Laws of the other provinces and territories of Canada, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian securities regulatory authorities;

“Canadian securities regulatory authorities” has the meaning ascribed to it in National Instrument 14-101 - Definitions;

“Carrying Party” has the meaning ascribed to it in Section  10.2(e);

“China” means the People’s Republic of China, excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“CIC” has the meaning ascribed to it in the Recitals of this Agreement;

“Claims” includes claims, demands, actions, applications, suits, causes of action, orders, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments, judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the issuance by the Trust to the Purchaser of the Purchased Units and the payment by the Purchaser to the Trust of the Purchase Price and the completion of all of the other acts, procedures and deliveries necessary in order to give effect to and implement the Private Placement and the other elements of the Transaction and all of the other transactions contemplated by this Agreement that are to take effect on the Closing Date;

“Closing Date” has the meaning ascribed to it in Section 2.2;

“Confidentiality and Exclusivity Agreement” means the Confidentiality, Standstill, Exclusivity and Area of Exclusion Agreement among CIC, the Trust and PWPL dated April 12, 2010;

“Confidentiality Agreements” means collectively, the Confidentiality and Exclusivity Agreement and the Original Confidentiality Agreement;

“Confirmatory Agreement” means that agreement of even date herewith among the Purchaser, the Trust and PWPL in respect of the form of certain Transaction Agreements;

“Constating Documents” means the charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws, the trust indenture, the partnership agreement, or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;

“Control” means when applied to the relationship between a Person (the “first Person”) and:

(a)
a legal entity organized in corporate form, the beneficial ownership by that first Person at the relevant time of shares of that corporation representing either (i) a majority of the voting rights exercisable at meetings of shareholders of that corporation, or (ii) the percentage of voting rights exercisable at meetings of shareholders of that corporation that are ordinarily sufficient to elect a majority of the directors; and

(b)
a partnership, limited partnership, trust, joint venture or other entity that is not an individual or an entity organized in corporate form (the “second Person”), means the beneficial ownership by the first Person at the relevant time of more than 50% of the ownership interests of the second Person, the contractual right or ability to direct the affairs of the second Person or in any situation in which the first Person directs and controls the affairs of the second Person, and, in each case, the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who Controls another Person will be deemed to Control any other Person that such other Person Controls;

“Conversion” means the conversion of the Trust into corporate form (if any);

“Corporate Successor” has the meaning ascribed to it in Section 9.1;

“Dilutive Issuance” has the meaning ascribed to it in Section 8.1(a);

“Dilutive Securities” has the meaning ascribed to it in Section 8.1(a);

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Purchased Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Purchased Units;

“Dispute” has the meaning ascribed to it in Section 12.5;

“Dispute Notice” has the meaning ascribed to it in Section 12.5;

“DRIP” has the meaning ascribed to it in Section 3.2(b)(vi);

“EDGAR” has the meaning ascribed to it in Section 6.2(a);

“ERSP” has the meaning ascribed to it in Section 3.2(b)(vi);

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement, or of a lessor under any lease including a capital lease or other title retention agreement), or any title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising under Applicable Law;

“Environmental Laws” has the meaning ascribed to it in Section 3.2(v);

“Environmental Permits” has the meaning ascribed to it in Section 3.2(v);

“Escrow Agent” has the meaning ascribed to it in Section 12.11(b);

“Exempt Unit Transaction” has the meaning ascribed to it in Section 8.2;

“Exercise Deadline” has the meaning ascribed to it in Section 8.1(c);

“Financial Statements” has the meaning ascribed to it in Section 3.2(j);

“Financing Information” has the meaning ascribed to it in Section 8.1(f);

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta;

“GLJ Report” means the report prepared by GLJ dated February 11, 2010 evaluating approximately 48 percent of the crude oil, natural gas and natural gas liquids reserves of the Trust, on a consolidated basis, and the net present value of future net revenue attributable to those reserves effective as at December 31, 2009;

“Governmental Authority” means any national, central, federal, provincial, state, municipal, county or other government or regional authority, whether executive, legislative or judicial, and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof, and includes any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted;

“Governmental Authorizations” means all authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licences, permits, variances, registrations or other rights issued to or required by the Trust or any of its Subsidiaries by or from any Governmental Authority;

“Heavy Oil Interests” means, following the contribution of assets to the Partnership contemplated by the PWPL Asset Contribution and Subscription Agreement and the PWP Asset Conveyance Agreement, all of the Partnership’s rights in, and rights to explore for, drill for, extract, remove, produce or dispose of, bitumen granted pursuant to any lease, license, permit, reservation, certificate of title or other document of title relating to the lands specified as being contributed to the Partnership in the PWPL Asset Contribution and Subscription Agreement, the PWP Asset Conveyance Agreement and as otherwise provided under such agreements (the “Heavy Oil Leases”), together with the Partnership’s interest in all tangible property and miscellaneous rights and interests, such as wells, facilities, equipment and other tangible property and surface rights, located on or within or relating to the lands to which any of such Heavy Oil Leases relate and directly associated with or used in connection with such Heavy Oil Leases, but only to the extent provided for under the PWPL Asset Contribution and Subscription Agreement and the PWP Asset Conveyance Agreement (collectively, the “Tangibles”);

“ICA Condition” means that none of CIC, the Purchaser, the Trust, PWPL or any Affiliate of either CIC or the Trust shall have received notice from the responsible Minister under either subsection 25.2(1) of the Investment Canada Act or subsection 25.3(2) of the Investment Canada Act within the period prescribed under the Investment Canada Act or, if any such Person has received such a notice, they shall have subsequently received one of the following, as applicable:

(a)	a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that no order for the review of the Transaction will be made under subsection 25.3(1) of the Investment Canada Act;

(b)	a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Transaction; or

(c)
a copy of an order made under paragraph 25.4(1)(b) of the Investment Canada Act that the Governor in Council authorizes the completion of the Transaction, on either condition set out in that paragraph;

“Indemnified Party” has the meaning ascribed to it in Section 10.2(a);

“Indemnifying Parties” has the meaning ascribed to it in Section 10.2(a);

“Investment Canada Act” means the Investment Canada Act (Canada);

“Legend Release Opinion” has the meaning ascribed to it in Section 2.3;

“Material Adverse Change” means any change, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is or could reasonably be expected to be material and adverse to the businesses, financial condition, results of operations, net cash flow, assets or liabilities (contingent or otherwise) or prospects of the Trust and its Affiliates on a consolidated basis, other than any change, event, occurrence, circumstance or state of facts resulting from or arising out of:

(a)
the oil and gas industry as a whole, to the extent that such change, event, occurrence, circumstance or state of facts does not have a materially disproportionate effect on the Trust and its Affiliates on a consolidated basis relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(b)	general economic, financial, currency exchange, securities or commodity market conditions;

(c)
any act of terrorism or outbreak or escalation of hostilities or armed conflict, to the extent that such change, event, occurrence, circumstance or state of facts does not have a materially disproportionate effect on the Trust and its Affiliates on a consolidated basis relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(d)	any change in the market price (whether on a current or forward basis) of crude oil, natural gas or natural gas liquids;

(e)
any change in the market price of the Units (it being understood that any cause or factor underlying any such change in the market price of the Units, other than any cause or factor set out in clauses (a) through (d) and clauses (f) through (l), may constitute a Material Adverse Change and may be taken into account in determining whether a Material Adverse Change has occurred);

(f)
any change in laws, or the interpretation or administration thereof, by any Governmental Authority, or any changes in Canadian GAAP, in each case to the extent that such change, event, occurrence, circumstance or state of facts does not have a materially disproportionate effect on the Trust and its Affiliates on a consolidated basis relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(g)
market shortages or market price changes on a current or forward basis with respect to natural gas and natural gas liquids or other products or services purchased or used by the Trust, its Subsidiaries or its joint venture interests that do not have a materially disproportionate effect on the Trust and its Affiliates on a consolidated basis relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(h)
the failure to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that any cause or factor underlying any such failure, other than any cause or factor set out in clauses (a) through (g) and clauses (i) through (l), may constitute a Material Adverse Change and may be taken into account in determining whether a Material Adverse Change has occurred);

(i)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Purchaser or any Affiliate thereof;

(j)	any matter which has been publicly disclosed by the Trust as of the date hereof in the Trust Public Documents;

(k)
any action taken by the Trust, PWPL or their respective Subsidiaries that is expressly permitted by this Agreement; provided that such action is taken in accordance with the terms of this Agreement; or

(l)	the public announcement of the Transaction or the completion thereof;

“Material Subsidiaries” means those Subsidiaries of the Trust that:

(a)	hold, in aggregate, assets representing more than 95% of the consolidated assets of the Trust;

(b)	account for more than 90% of the Trust’s consolidated revenues; and

(c)	account for more than 95% of the Trust’s consolidated liabilities,

in each case, determined in accordance with Canadian GAAP and in a manner consistent with the preparation of the Financial Statements, and “Material Subsidiary” means either one of them;

“Money Laundering Laws” has the meaning ascribed to it in Section 3.2(dd);

“NI 52-109” has the meaning ascribed to it in Section 3.2(aa)(i);

“Notice” has the meaning ascribed to it in Section 12.1;

“Notice Period” has the meaning ascribed to it in Section 8.1(c);

“NYSE” means the New York Stock Exchange;

“NYSE Exchange Approval” means the written approval, or the written acceptance of the Trust’s notice, of the Private Placement given, to the extent required, by NYSE;

“Original Confidentiality Agreement” means the confidentiality agreement between CIC and the Trust dated October 20, 2009;

“Outside Date” means June 15, 2010; provided that if by June 15, 2010 not all of the Regulatory Approvals have been obtained or the conditions in Section 4.1(c) and Section 4.2(c) have not been satisfied, and the Parties are diligently working to obtain such approvals or to satisfy such conditions, then the Outside Date will be automatically extended to October 15, 2010;

“Partnership” means the general partnership existing under the laws of the Province of Alberta and governed by the terms and conditions of the Partnership Agreement;

“Partnership Agreement” means the amended and restated partnership agreement to be entered into between Winter Spark Resources, Inc., an Affiliate of the Purchaser, and one or more Affiliates of the Trust;

“Partnership Material Adverse Change” means the occurrence of one or more facts, circumstances or events that, alone or in the aggregate, could reasonably be expected to be material and adverse to the Heavy Oil Interests, the Heavy Oil Leases or the Tangibles or the business proposed to be carried on in respect of the Heavy Oil Interests, the Heavy Oil Leases and the Tangibles on a consolidated basis and as a going concern (collectively, the “Heavy Oil Business”), the prospects of the Heavy Oil Business or the liabilities associated therewith (contingent or otherwise), in each case other than any one or more facts, circumstances or events resulting from or arising out of:

(a)
the operation or maintenance of the Heavy Oil Interests and the production of petroleum substances from the Heavy Oil Leases or any lands pooled or unitized therewith, in each case in accordance with generally accepted oil and gas industry practices in Canada, in the ordinary course and consistent with past practice;

(b)
the oil and gas industry as a whole, to the extent that such fact, circumstance or event does not have a materially disproportionate effect on the Heavy Oil Business relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(c)	general economic, financial, currency exchange, securities or commodity market conditions;

(d)
any act of terrorism or outbreak or escalation of hostilities or armed conflict, to the extent that such fact, circumstance or event does not have a materially disproportionate effect on the Heavy Oil Business relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(e)	any change in the market price (whether on a current or forward basis) of crude oil;

(f)
market shortages or market price changes on a current or forward basis with respect to natural gas, natural gas liquids or other products or services purchased or used by the Heavy Oil Business that do not have a materially disproportionate effect on the Heavy Oil Business relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(g)
the failure to meet any internal or public projections, forecasts or estimates of production, revenues or earnings in respect of the Heavy Oil Business (it being understood that any cause or factor underlying such failure, other than any cause or factor set out at clauses (a) through (f) or clauses (h) through (l) may constitute a Partnership Material Adverse Change and may be taken into account in determining whether a Partnership Material Adverse Change has occurred);

(h)
any change in laws, or the interpretation or administration thereof, by any Governmental Authority, or any changes in Canadian GAAP, in each case, to the extent that such fact, circumstance or event does not have a materially disproportionate effect on the Heavy Oil Business relative to other comparable enterprises operating in the oil and gas industry in Western Canada;

(i)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Purchaser or any Affiliate thereof;

(j)	any matter which has been publicly disclosed by the Trust as of the date hereof in the Trust Public Documents;

(k)
any action taken by the Trust, PWPL or their respective Subsidiaries that is expressly permitted by this Agreement; provided that such action is taken in accordance with the terms of this Agreement; or

(l)	the public announcement of the Transaction or the completion thereof;

“Party” and “Parties” have the respective meanings ascribed to them in the Pre-amble to this Agreement;

“Participation Notice” has the meaning ascribed to it in Section 8.1(c);

“Penn West Petroleum” means Penn West Petroleum, a general partnership formed under the laws of the Province of Alberta;

“Person” means any individual, sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Authority, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;

“PFIC” has the meaning ascribed to it in Section 3.2(hh);

“Pre-Emptive Entitlement Minimum” has the meaning ascribed to it in Section 8.1(a);

“Pre-Emptive Right’ has the meaning ascribed to it in Section 8.1(a);

“Private Placement” means the subscription to the Trust for the Purchased Units by the Purchaser and the issuance of the Purchased Units to the Purchaser by the Trust, on payment of the Purchase Price and otherwise on the terms and subject to the conditions set forth herein;

“Purchase Price” has the meaning ascribed to it in Section 2.1;

“Purchased Units” has the meaning ascribed to it in Section 2.1;

“Purchaser” has the meaning ascribed to it in the Pre-amble of this Agreement;

“Purchaser Indemnified Parties” has the meaning ascribed to it in Section 10.1(a);

“Purchaser Representatives” has the meaning ascribed to it in Section 8.1(f);

“PWP Asset Conveyance Agreement” means the PWP asset conveyance agreement to be entered into between Penn West Petroleum and the Partnership in connection with the Transaction;

“PWPL” has the meaning ascribed to it in the Pre-amble to this Agreement;

“PWPL Asset Contribution and Subscription Agreement” means the asset contribution and subscription agreement to be entered into between PWPL and the Partnership in connection with the Transaction;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Regulatory Approvals” means the regulatory approvals required in order to effect the Transaction, comprised of TSX Exchange Approval and NYSE Exchange Approval;

“Reserves Reports” means, collectively, the GLJ Report and the Sproule Report;

“Securities Act” means the Securities Act of the Province of Alberta;

“Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and all other Applicable Laws regulating securities transactions;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” has the meaning ascribed to it in Section 6.2(a);

“Seismic Data License” means the seismic data license to be entered into between PWPL and the Partnership in connection with the Transaction;

“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

“Sproule Report” means the report prepared by Sproule dated February 24, 2010 evaluating approximately 37 percent and auditing approximately 15 percent of the crude oil, natural gas and natural gas liquid reserves of the Trust, on a consolidated basis, and the net present value of future net revenue attributable to those reserves effective as at December 31, 2009;

“Subscription Receipt Agreement” has the meaning ascribed to it in Section 12.11(b);

“Subscription Receipt Placement” has the meaning ascribed to it in Section 12.11(a);

“Subscription Receipts” has the meaning ascribed to it in Section 12.11(a);

“Subsidiary” means, in respect of any Person, another Person that is Controlled by such first-mentioned Person and, in the case of the Trust, includes PWPL;

“Tax Returns” has the meaning ascribed to it in Section 3.2(kk);

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, royalties, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions, and “Tax” shall have a corresponding meaning;

“Tax Act” means the Income Tax Act (Canada);

“Threshold Amount” has the meaning ascribed to it in Section 10.3(c);

“Transaction” has the meaning ascribed to it in the Recitals to this Agreement;

“Transaction Agreements” means, collectively, this Agreement, the Partnership Agreement, the Administration and Operating Services Agreement, the PWPL Asset Contribution and Subscription Agreement, the PWP Asset Conveyance Agreement, the Unit Subscription Agreement, the Area of Mutual Interest Agreement, the Seismic Data License and the Confirmatory Agreement;

“Trust” has the meaning ascribed to it in the Pre-amble to this Agreement;

“Trust Indenture” means the trust indenture between the Trustee and PWPL, as amended and restated as of June 30, 2006 and as subsequently amended on November 29, 2007;

“Trust Public Documents” has the meaning ascribed to it in Section 3.2(s);

“Trustee” means CIBC Mellon Trust Company, in its capacity as the trustee of the Trust;

“TSX” means the Toronto Stock Exchange;

“TSX Exchange Approval” means the written approval, or the written acceptance of the Trust’s notice, of the Private Placement given, to the extent required, by the TSX pursuant to Section 607(c) or (d) of the TSX Company Manual, as applicable;

“TURIP” has the meaning ascribed to it in Section 3.2(b)(vi);

“Unit” means a unit of the Trust, representing an equal undivided beneficial interest in the Trust’s assets;

“Unit Issuance Conditions” has the meaning ascribed to it in Section 12.11(a);

“Unit Subscription Agreement” means the unit subscription agreement to be entered into between Winter Spark Resources, Inc., an Affiliate of the Purchaser, and the Partnership in connection with the Transaction;

“U.S. person” has the meaning ascribed to it in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable United States state securities laws;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.2           Certain Rules of Interpretation

In this Agreement:

(a)
Consent – Whenever a provision of this Agreement requires an approval or consent of a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)
Governing Law – This Agreement is a contract made under, and shall be governed by and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta without regard to any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)
No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)
Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and without affecting its application to other Parties or circumstances.

(i)
Statutory References – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)
Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

(l)
Matters that have been Publicly Disclosed – A matter shall be considered to be publicly disclosed only to the extent such matter is disclosed in one of the Trust Public Documents that was filed on SEDAR after January 1, 2009 and on or prior to May 5, 2010.

1.3           Knowledge

For the purposes of any covenant, representation or warranty in this Agreement made to a Party’s “knowledge”, the term “knowledge” means the knowledge of the executive officers (as such term is defined in Canadian Securities Laws) of the representing Party (provided that only the executive officers of PWPL shall be considered as the executive officers of the Trust for this purpose), and the actual knowledge that such Persons would have if they had conducted a reasonably diligent inquiry into the relevant subject matter.

1.4           Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule                                Description

Schedule “A”                        Form of Undertaking of the Purchaser
Schedule “B”                         Form of Undertaking of the Trust and PWPL

1.5           Entire Agreement

This Agreement, the Original Confidentiality Agreement (as amended hereby), the Confidentiality and Exclusivity Agreement (as amended hereby) and the agreements and other documents required to be delivered pursuant to this Agreement (including the other Transaction Agreements and the agreements and other documents required to be delivered pursuant thereto) constitute the entire agreement between the Parties and set out all of the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement, the other Transaction Agreements and the agreements and other documents required to be delivered pursuant hereto or thereto, and except as expressly set forth herein and therein, supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, including any non-binding term sheet among the Parties. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement, the other Transaction Agreements and the agreements and other documents required to be delivered pursuant hereto or thereto except as specifically set forth in this Agreement, the Original Confidentiality Agreement (as amended hereby), the Confidentiality and Exclusivity Agreement (as amended hereby) and any document required to be delivered pursuant to this Agreement (including the other Transaction Agreements and the agreements and other documents required to be delivered pursuant thereto).

ARTICLE 2
PURCHASE OF THE PURCHASED UNITS AND CLOSING

2.1           Purchase of the Units

Subject to the terms and conditions of this Agreement, on the Closing Date the Purchaser will subscribe for and purchase from the Trust, and the Trust will issue and sell to the Purchaser, 23,524,209 Units (the “Purchased Units”) for aggregate cash consideration equal to $434,756,576.00 (the “Purchase Price”).

2.2           Closing Date

Subject to the terms and conditions of this Agreement, the Closing will be completed on the day that is two (2) Business Days after the date on which all of the conditions set forth in Article 4 have been satisfied or waived in accordance with the terms contained in Article 4 (except for the conditions to be satisfied at Closing which shall have been satisfied or waived in accordance with the terms of Article 4 at Closing) or such other date as the Parties to this Agreement may agree (the “Closing Date”).

The Parties currently anticipate that, subject to the satisfaction or waiver of the Closing conditions as aforesaid, the Closing will occur on June 1, 2010.

2.3           Canadian Securities Law Restrictions

Prior to the expiry of any applicable hold period under applicable Canadian Securities Laws, the certificates representing the Purchased Units will bear the legend set out at Section 6.2(b); provided that if, at any time, in the opinion of counsel to the Trust, such legends are no longer necessary in order to avoid a violation of Canadian Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Trust with evidence, satisfactory in form and substance to the Trust, acting reasonably, to the effect that such holder is entitled to sell or otherwise transfer such Purchased Units in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Trust in exchange for, and the Trust shall issue upon such surrender, a certificate representing such Purchased Units which does not bear such legend.  For the purposes hereof, an unqualified legal opinion to the foregoing effect (but containing customary assumptions and reliances) of Osler Hoskin & Harcourt LLP, or other counsel satisfactory to the Trust, acting reasonably (the “Legend Release Opinion”), shall constitute evidence satisfactory in form and substance to the Trust for the purposes of this Section 2.3 unless the Trust’s customary external counsel provides its written opinion to the Trust, after reviewing the Legend Release Opinion, that the Legend Release Opinion should not be relied upon for purposes of removing the legend as aforesaid.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Trust and PWPL the following matters, and acknowledges that the Trust and PWPL are relying upon such representations and warranties in connection with the issue and sale of the Purchased Units, the entering into of this Agreement and the other Transaction Agreements and the consummation of the other elements of the Transaction:

(a)	Organization and Good Standing. The Purchaser is a corporation duly incorporated and validly existing under the laws of Luxembourg.

(b)	Due Authorization.

(i)
The execution, delivery and performance by the Purchaser and, where applicable, Affiliates of the Purchaser of this Agreement and the other Transaction Agreements to which they are a party, and the consummation by the Purchaser and, where applicable, Affiliates of the Purchaser of the Transaction are, or at Closing will be, within their respective corporate or similar powers and have been or will before Closing be duly authorized, and no other corporate proceedings on the part of the Purchaser and, where applicable, Affiliates of the Purchaser is or will before Closing be necessary to authorize the execution, delivery and performance of the

Transaction Agreements to which they are a party, or the consummation of the Transaction; and

(ii)
this Agreement has been, and at Closing, the other Transaction Agreements will be, duly executed and delivered by the Purchaser and, where applicable, Affiliates of the Purchaser that are a party thereto, and when duly executed and delivered by each of the parties hereto and thereto, this Agreement and the other Transaction Agreements will constitute legal, valid and binding agreements of the Purchaser and, where applicable, Affiliates of the Purchaser that are a party thereto, enforceable against such parties in accordance with their respective terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(c)
Governmental Authorization.  The execution, delivery and performance by the Purchaser and, where applicable, Affiliates of the Purchaser of this Agreement and the other Transaction Agreements to which they are a party, and the consummation by the Purchaser and, where applicable, Affiliates of the Purchaser of the Transaction, assuming that the Transaction is not subject to, or is exempt from, the provisions of the Investment Canada Act, require no further action by or in respect of, or filing with or approval, consent or authorization from, any Governmental Authority, other than (i) the Regulatory Approvals; (ii) post-Closing  filings under applicable Securities Laws; and (iii) any actions, filings or approvals which the failure to undertake, make or obtain could not reasonably be expected to prevent, impede or materially impair their ability to complete the Transaction on or prior to the Outside Date.

(d)
Non-Contravention.  The execution, delivery and performance by the Purchaser and, where applicable, Affiliates of the Purchaser of this Agreement and the other Transaction Agreements to which they are a party, and the consummation by the Purchaser and, where applicable, Affiliates of the Purchaser of the Transaction, do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Purchaser and, where applicable, Affiliates of the Purchaser, (ii) assuming compliance with the matters referred to in Section 3.1(c) above, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law in any material respect, (iii) cause the Trust or any of its officers or directors to become subject to any continuous disclosure or similar reporting requirements under the laws of China, or require any disclosure, prospectus or other similar offering document to be prepared, filed or delivered under the laws of China, or (iv) require any consent or approval by any Person of competent authority in respect of the Purchaser or any of its Affiliates that are party to any of the Transaction Agreements, where the failure to obtain such consent or approval could reasonably be expected to prevent, impede or materially delay the Transaction.

(e)	Sufficient Funds. On the Closing Date, the Purchaser will have sufficient funds on hand to pay in full the Purchase Price.

(f)
U.S. person.  The Purchaser is not a “U.S. person” and the Purchaser is not purchasing the Purchased Units for the account or benefit of a U.S. person, the offer to purchase the Purchased Units was not made to, or to an authorized representative of, the Purchaser in the United States, and this Agreement has not been executed on behalf of the Purchaser by any Person in the United States.

(g)
Ownership of Units.  None of CIC, the Purchaser or any of CIC’s other Subsidiaries owns any Units, excluding (i) any Units held under index investment programs or through portfolios managed by any external fund or portfolio manager of CIC or any of its Subsidiaries; and (ii) any Units acquired by the proprietary trading desk of CIC.

(h)	Purchaser. The Purchaser will purchase the Purchased Units as principal.

(i)
No Broker’s Fees.  Neither CIC, the Purchaser nor any of CIC’s other Subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against the Trust or any of its Subsidiaries for a brokerage commission, finder’s fee or like payment in connection with the Transaction.

(j)	Subsidiary. The Purchaser is, or at Closing will be, a wholly-owned subsidiary of CIC.

3.2           Representations and Warranties of the Trust and PWPL

Each of the Trust and PWPL jointly and severally represents and warrants to the Purchaser the following matters, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the purchase of the Purchased Units, the entering into of this Agreement and the other Transaction Agreements, and the consummation of the other elements of the Transaction:

(a)	Organization and Good Standing.

(i)
The Trust has been duly created and organized and is validly existing as a trust under the laws of the Province of Alberta, and is in good standing in each jurisdiction in which such qualification is required by law. CIBC Mellon Trust Company has been duly appointed as the sole trustee of the Trust pursuant to the Trust Indenture. The Trust has the trust capacity and power and authority to own, lease and operate its assets and properties and to conduct its affairs and business as have been and are presently being conducted;

(ii)
PWPL (A) has been duly amalgamated and is validly subsisting under the laws of the Province of Alberta, (B) has all requisite corporate power and authority to own, lease and operate its assets and properties and conduct its business as has been and is presently being conducted, and (C) is duly qualified to carry on such business in the Province of Alberta and in each other jurisdiction in which a material portion of its business is carried on, and is in good standing under the laws of each such jurisdiction which requires such qualification;

(iii)
Each of the Material Subsidiaries of the Trust, other than PWPL, (A) has been duly incorporated, amalgamated or organized, as applicable, and is validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or organization, as applicable, (B) has all requisite trust, corporate or partnership power and authority, as applicable, to own, lease and operate its assets and properties and conduct its business as has been and is presently being conducted, and (C) is duly qualified to carry on such business in the respective jurisdictions under which it has been incorporated, amalgamated or organized, as applicable, and in each other jurisdiction in which a material portion of such business is carried on, and is in good standing under the laws of each such jurisdiction which requires such qualification; and

(iv)	PWPL and Penn West Petroleum are all of the Trust’s Material Subsidiaries.

(b)	Capitalization.

(i)
As of the date hereof, there are 425,584,946 Units and no other Units in the capital of the Trust issued and outstanding and the number of Units outstanding on a fully diluted basis is 466,449,495, which for greater certainty, in connection with the 466,449,495 Units represented as being outstanding on a fully-diluted basis, includes all rights to Units under the outstanding convertible debentures of the Trust and under the TURIP, but not Units which may be issued pursuant to the provisions of the ERSP and the DRIP;

(ii)
the Trust’s authorized capital consists of an unlimited number of Units, an unlimited number of special voting units (none of which are outstanding), and an unlimited number of special units (none of which are outstanding);

(iii)	all issued and outstanding Units of the Trust have been duly and validly authorized and issued in compliance with the Trust Indenture and in compliance with laws of the Province of Alberta;

(iv)	all of the issued and outstanding Units of the Trust are fully paid and non-assessable;

(v)
all of the outstanding shares, units or other equity interests of each Material Subsidiary are owned directly or indirectly by the Trust, in each case, free and clear of any Encumbrance, restriction on voting or transfer (except as may be set out in the Constating Documents of each Material Subsidiary, or in those agreements governing PWPL’s credit facilities and senior secured notes, in each case, outstanding as of the date hereof, and that have been made available to the Purchaser, CIC or their respective representatives prior to the date hereof) or any other claim of any third party;

(vi)
no Person has any agreement, option, right or privilege with or against the Trust or any Material Subsidiary for the purchase, subscription or issuance of any securities of the Trust or any of its Material Subsidiaries except for Units issuable pursuant to the Trust’s Trust Unit Rights Incentive Plan (the “TURIP”), Employee Retirement Savings Plan (the “ERSP”), and Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”), and the outstanding convertible debentures of the Trust, all as more particularly described in the Trust Public Documents, in each case as outstanding on the date hereof or such additional Units or agreements, options, rights or privileges to acquire Units issued pursuant to the TURIP, the ERSP or the DRIP prior to the Closing Date in accordance with the terms of such plans as they exist on the date hereof; and

(vii)
all of the issued and outstanding shares, units and other equity interests in the capital of PWPL and the Trust’s other Material Subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable.

(c)
Due Authorization. The execution, delivery and performance by the Trust and PWPL, and where applicable other Affiliates of the Trust, of this Agreement and the other Transaction Agreements to which they are a party, and the consummation by the Trust and PWPL, and where applicable other Affiliates of the Trust, of the Transaction, are (or will prior to Closing be) within the trust, partnership and corporate powers of the Trust, PWPL and such other Affiliates of the Trust, respectively, and have been (or will prior to Closing be) duly authorized, and no other trust, partnership or corporate proceedings on the part of the Trust and PWPL, and where applicable other Affiliates of the Trust, are necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Agreements to which they are a party, except in the case of Transaction Agreements other than this Agreement, in respect of those proceedings on the part of Parties other than the Trust and PWPL that will be undertaken prior to Closing. This Agreement has been, and at Closing the other Transaction Agreements to which they are a party will be, duly executed and delivered by the Trust and PWPL, and where applicable other Affiliates of the Trust, and when duly executed and delivered by the parties thereto this Agreement and the other Transaction Agreements to which they are a party will constitute legal, valid and binding agreements of the Trust and PWPL, and where applicable other Affiliates of the Trust, enforceable against each of them in accordance with their respective terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(d)
Purchased Units. (i) No order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other Governmental Authority having jurisdiction is in effect, pending or, to the knowledge of the Trust and PWPL, threatened, that restricts any trades in any securities of the Trust and, to the knowledge of the Trust and PWPL, no facts or circumstances exist which would reasonably be expected to give rise to any such order, ruling or decision or other similar claims or investigations; (ii) the currently issued and outstanding Units are listed and posted for trading on TSX and NYSE and the Trust is in compliance in all material respects with all of the listing conditions on TSX and NYSE; and (iii) the Purchased Units have been duly authorized for issuance and sale by all necessary action on the part of the Trust in accordance with and subject to the provisions of the Trust Indenture and, when issued and delivered by the Trust, will be validly issued, will be outstanding as fully paid and non-assessable, will be free from all Encumbrances created by or through the Trust, will rank pari passu in all respects with all other outstanding Units, and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Trust.

(e)
Governmental Authorization.  The execution, delivery and performance by the Trust and PWPL and, where applicable, other Affiliates of the Trust of this Agreement and the other Transaction Agreements to which they are a party, and the consummation by the Trust and PWPL and, where applicable, other Affiliates of the Trust of the Transaction, assuming that the Transaction is not subject to, or is exempt from, the provisions of the Investment Canada Act, require no further action by or in respect of, or filing with or approval, consent or authorization from, any Governmental Authority, other than (i) the Regulatory Approvals, (ii) post-Closing filings under applicable Securities Laws (including filings with TSX and NYSE), and (iii) any actions, filings or approvals which the failure to undertake, make or obtain could not reasonably be expected to prevent, impede or materially impair their ability to complete the Transaction on or prior to the Outside Date.

(f)
Non-Contravention.  The execution, delivery and performance by the Trust and PWPL and, where applicable, other Affiliates of the Trust, of this Agreement and the other Transaction Agreements, to which they are a party, and the consummation by the Trust and PWPL and, where applicable, other Affiliates of the Trust, of the Transaction, do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Trust Indenture or the Constating Documents of PWPL or such other Affiliates or resolutions of the Trustee, unitholders of the Trust or the shareholders or directors (or any committee thereof) of PWPL or such other Affiliates, (ii) assuming compliance with the matters referred to in Section 3.2(e) above, contravene, conflict with or result in violation or breach of any provision of any Applicable Law in any material respect, or (iii) require any consent or other action by any Person under, constitute a material default or an event that, with or without notice or lapse of time or both, would constitute a material default under, or cause or permit the termination, cancellation, acceleration or other change of any material right or material obligation or the loss of any material benefit to which the Trust or any of its

Material Subsidiaries is entitled under, any provision of any material contract, Governmental Authorization or Applicable Law to which the Trust or any of its Material Subsidiaries is a party or subject or by which the material properties or material assets of the Trust or any of its Material Subsidiaries may be bound or affected.

(g)
Compliance with Laws.  The Trust and its Subsidiaries are and have been in compliance with, and conduct business in all respects in conformity with, all Applicable Laws, except in respect of such non-compliance or non-conformity as would not be material and adverse to the Trust and its Subsidiaries on a consolidated basis.  The Trust is a reporting issuer or the equivalent in all the provinces and territories of Canada (collectively the “Canadian Jurisdictions”) that recognize the concept of reporting issuer, is in compliance in all material respects with the applicable securities legislation of the Canadian Jurisdictions and the respective rules, regulations and written and published policies thereunder, and is not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority in each such Canadian Jurisdiction that maintains such a list, and no proceedings are pending or, to the knowledge of the Trust and PWPL, threatened, to place the Trust on such list. The Trust is in compliance in all material respects with the requirements of Securities Laws and the Trust is a “foreign private issuer” as defined under Rule 405 of the U.S. Securities Act.

(h)
Trading Halts.  No securities commission or similar regulatory authority, and none of the TSX, the NYSE or the SEC, has issued any order which is currently outstanding preventing or suspending trading in any securities of the Trust, no such proceeding is pending, or, to the knowledge of the Trust or PWPL, contemplated or threatened, and the Trust is in compliance in all material respects with the requirements of Securities Laws whether in relation to the Transaction or otherwise.

(i)	Transfer Agent. CIBC Mellon Trust Company, at its principal offices in Toronto, Ontario and Calgary, Alberta, has been duly appointed as the registrar and transfer agent in respect of the Units.

(j)
Financial Statements.  The (i) audited consolidated financial statements of the Trust with related notes thereto and the audited related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” for the year ended December 31, 2009 and the year ended December 31, 2008 (in each case as filed on SEDAR on March 19, 2010 under the headings “Audited Annual Financial Statements – English” and “Other”); and (ii) the unaudited consolidated interim financial statements of the Trust with related notes thereto for the three months ended March 31, 2010 and the three months ended March 31, 2009 (as filed on SEDAR on May 5, 2010 under the heading “Interim Financial Statements – English”) (collectively, the “Financial Statements”), (x) present fairly the information contained therein at the dates and for the periods indicated therein, (y) comply in all material respects with the applicable requirements of Securities Laws and (z) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis (except as otherwise described therein), and the Financial Statements described under subparagraph (j)(i) have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F of the SEC, in each case applied on a consistent basis throughout the periods involved therein (except as noted therein), and such reconciliations comply in all material respects with the applicable accounting rules of the SEC and the U.S. Exchange Act.

(k)
Auditors.  The accountants who audited the Financial Statements are, and during the period covered by their report thereon were, (i) independent public accountants with respect to the Trust within the meaning of the U.S. Exchange Act and the applicable rules and regulations thereunder, and (ii) objective with respect to the Trust within the meaning of the Rules of Professional Conduct of the Canadian Institute of Chartered Accountants and independent chartered accountants with respect to the Trust as prescribed by Securities Laws.

(l)
Reserves Reports.  (i) Except for property dispositions as disclosed in the Trust Public Documents, there has been no adverse material change to the Trust’s and its Affiliates’ oil and natural gas reserves in the aggregate as reported on a consolidated basis in the Reserves Reports since the respective dates of the Reserves Reports (other than changes that result from (A) actual production of such reserves, (B) changes in the market price (whether on a current or forward basis) of crude oil, natural gas or natural gas liquids,  (C) currency exchange fluctuations, or (D) changes in the assumptions contained in the Reserves Reports regarding future operating costs, development costs, abandonment and reclamation costs, royalty rates, income taxes and inflation rates).  (ii) The Reserves Reports present, as of the respective dates thereof, the determination of the Trust’s and its Affiliates’ aggregate oil and natural gas reserves, on a consolidated basis, attributable to the properties evaluated in such Reserves Reports and the aggregate production profile and costs associated therewith, in each case in accordance with Canadian Securities Laws and the Canadian Oil and Gas Evaluation Handbook and based on the assumptions set forth in such Reserve Reports.  (iii) PWPL made available to GLJ and Sproule, prior to the issuance of the Reserves Reports, all information requested by GLJ and Sproule for the purposes of preparing the Reserves Reports, which information did not contain any misrepresentation or omission at the time provided or at the respective dates of the Reserves Reports which would be material and adverse to the determination of the Trust's and its Subsidiaries' oil and natural gas reserves, on a consolidated basis.

(m)
Good Oilfield Practices. Each of the Trust and its Subsidiaries conducts all operations and activities in respect of its oil and gas assets and property in accordance with practices generally acceptable for an experienced and prudent operator engaged in a similar activity under similar circumstances in all material respects.

(n)	No Undisclosed Changes.

Since December 31, 2009, except as publicly disclosed by the Trust in the Trust Public Documents:

(i)
there has not been any material change in the capital or long-term debt of the Trust or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Trust on any class of units or shares (except distributions paid in the ordinary course in accordance with the Trust’s disclosed distribution policy);

(ii)
neither the Trust nor any of its Subsidiaries has entered into any transaction or agreement that is material and adverse to the Trust and its Subsidiaries on a consolidated basis, or incurred any liability or obligation, direct or contingent, that is material and adverse to the Trust and its Subsidiaries on a consolidated basis;

(iii)
neither the Trust nor any of its Subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, that is not substantially covered by insurance, or from any labour disturbance or dispute or any action, order or decree of any court or arbitrator or Governmental Authority; and

(iv)	there has not been a Material Adverse Change or a Partnership Material Adverse Change.

(o)
No Violation or Default.  Other than as disclosed by the Trust in the Trust Public Documents, neither the Trust nor any of its Subsidiaries is (i) in the case of the Trust or any of its Material Subsidiaries, in violation of its Trust Indenture or Constating Documents, as the case may be; (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Trust or any of its Subsidiaries is a party or subject or by which the Trust or any of its Subsidiaries is bound or to which any of the property or assets of the Trust or any of its Subsidiaries is subject; or (iii) in violation of any Applicable Laws or Governmental Authorizations; except, in the case of clauses (ii) and (iii) above, for any such defaults or violations as would not be material and adverse to the Trust and its Subsidiaries on a consolidated basis.  Neither the Trust nor any Material Subsidiary of the Trust has received any notice of any alleged violations of any Applicable Laws that is material to the Trust and its Affiliates on a consolidated basis, and neither the Trust nor any Material Subsidiary of the Trust has knowledge of any set of facts or circumstances that would reasonably give rise to any non-compliance with any Applicable Laws that is material to the Trust and its Affiliates on a consolidated basis.

(p)	Legal Proceedings. There are:

(i)
no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Trust or any of its Subsidiaries is or may be a party or to which any property of the Trust or any of its Subsidiaries is or may be subject that are material and adverse to the Trust and its Subsidiaries on a consolidated basis and that are not reflected in the Financial Statements, and

(ii)
no investigations, actions, suits or proceedings are threatened against the Trust or any of its Subsidiaries or, to the knowledge of the Trust or PWPL, contemplated against the Trust or any of its Subsidiaries by any Governmental Authority or by others that are material and adverse to the Trust and its Subsidiaries on a consolidated basis and that are not reflected in the Financial Statements.

(q)
Rights of First Refusal.  Neither the Trust nor PWPL have any knowledge of any currently exercisable rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any property or assets of the Trust or any of its Subsidiaries that, in each case, would reasonably be expected to prevent, impede or materially delay the Transaction.

(r)
Material Contingent Liabilities. There are no material contingent liabilities of the Trust and its Affiliates considered on a consolidated basis that are required to be disclosed in the Financial Statements by Canadian GAAP and which are not disclosed in the Financial Statements, and to the knowledge of the Trust, no material contingent liabilities have arisen subsequent to March 31, 2010 which would be required to be disclosed in the Financial Statements by Canadian GAAP if such contingent liabilities had occurred prior to March 31, 2010.

(s)
Reports.  The Trust has, in accordance with Applicable Laws, filed or furnished, as applicable, with securities regulatory authorities, the TSX and the NYSE, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to incentive plans, prospectuses, other offering documents and all other documents required to be filed or furnished by it, as applicable, with securities regulatory authorities, the TSX and the NYSE as applicable since January 1, 2007 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Trust Public Documents”). The Trust Public Documents (i) at the time filed or furnished, as applicable, did not, (ii) as of the date hereof (taken as a whole after giving effect to all filings or furnishings, as applicable, made prior to the date hereof) do not, and (iii) as of the Closing Date (taken as a whole after giving effect to all filings or furnishings, as applicable, made prior to the Closing Date) will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The Trust has not filed any confidential material change report with any of the securities regulatory authorities, the TSX, the NYSE or any other self-regulatory authority that remains confidential.

(t)
Title to Real and Personal Property. The Trust and its Subsidiaries have good and marketable title to, or the right to use of, all of the property and assets that are necessary to the operation of their businesses free and clear of all liens (including in respect of any action, suit, proceeding or inquiry, whether instituted, pending or, to the knowledge of either of the Trust or PWPL, threatened, or whether or not discovered by any third party), except for any such defects in title, rights to use and liens as would not be material and adverse to the Trust and its Subsidiaries on a consolidated basis.

(u)
Licenses and Permits. Except as is disclosed in the Trust Public Documents  (i) the Trust and its Material Subsidiaries possess all material Governmental Authorizations and have made all declarations and filings with, the appropriate Governmental Authorities that are necessary for the ownership or lease of their respective properties as presently owned or the conduct of their respective businesses substantially as presently conducted, (ii) neither the Trust nor any of its Material Subsidiaries has received notice of any default, revocation or modification of any such material Governmental Authorization and the Trust has no reason to believe that any such material Governmental Authorization will not be renewed, to the extent renewable, in the ordinary course, and (iii) no proceedings are pending or, to the knowledge of the Trust and PWPL, threatened, which could result in the revocation or limitation of any such material Governmental Authorization, and all steps have been taken and filings made on a timely basis to maintain each such material Governmental Authorization in good standing in order to permit the conduct of the business of the Trust and its Material Subsidiaries substantially as presently conducted.

(v)
Compliance with Environmental Laws. Except as is disclosed in the Trust Public Documents (i) each of the Trust and its Material Subsidiaries have been and are in compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (“Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances, except for any such non-compliance as would not be material and adverse to the Trust and its Subsidiaries on a consolidated basis; (ii) each of the Trust and its Material Subsidiaries have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the “Environmental Permits”) necessary for the operation of their businesses substantially as currently operated, and each such Environmental Permit is valid, subsisting and in good standing, and the Trust and its Material Subsidiaries have not received any notice that any such material Environmental Permits are in default or that the Trust or any of its Material Subsidiaries are in breach thereof, and no proceeding is pending or, to the knowledge of the Trust or any of the

Material Subsidiaries, threatened to revoke or limit any such Environmental Permit, except for any such failure to obtain, invalidity or failure to be in good standing, default, breach, proceeding, revocation or limitation as would not be material and adverse to the Trust and its Subsidiaries on a consolidated basis; (iii) none of the Trust nor any of its Material Subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of any future prosecution, or are currently being prosecuted for, any offence alleging non-compliance with any Environmental Laws, or liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except for any such prosecution, non-compliance or liability as would not be material and adverse to the Trust and its Subsidiaries on a consolidated basis; and (iv) none of the Trust nor any of its Material Subsidiaries has received any orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or its Material Subsidiaries that are material and adverse to the Trust and its Subsidiaries on a consolidated basis.

(w)
Contingent Environmental Liabilities.  There are no material contingent liabilities of the Trust and its Affiliates considered on a consolidated basis related to environmental matters that are required to be disclosed in the Financial Statements by Canadian GAAP and which are not disclosed in the Financial Statements, and to the knowledge of the Trust, no such material contingent liabilities related to environmental matters have arisen subsequent to March 31, 2010 which would be required to be disclosed in the Financial Statements by Canadian GAAP if such material contingent liabilities related to environmental matters had occurred or been discovered prior to March 31, 2010.  The consolidated asset retirement obligations of the Trust and its Affiliates are disclosed in the Financial Statements in accordance with Canadian GAAP.

(x)
Labour Disputes.  No material labour dispute with the employees of the Trust or any of its Material Subsidiaries exists or, to the knowledge of the Trust or PWPL, is threatened or imminent, and the Trust and PWPL have no knowledge of any existing or imminent material labour disturbance by the employees of the Trust’s or any of its Material Subsidiaries’ principal suppliers, contractors or customers.

(y)	Employee Obligations.

(i)
The Trust and each of its Subsidiaries are in compliance in all material respects with all presently applicable provisions of Canadian federal and provincial pension and employee benefit laws and have not incurred and do not expect to incur any material liabilities under such laws in excess of those that are reflected in the Financial Statements.

(ii)
Neither the Trust nor any Subsidiary of the Trust maintains any employment benefit plan, program or arrangement that is subject to the United States Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

(z)
Insurance.  The Trust and its Subsidiaries, on a consolidated basis, are insured by insurers of recognized standing, against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all material policies of insurance insuring the Trust and its Subsidiaries, on a consolidated basis, or their respective businesses, assets, employees, officers and directors, are in full force and effect; there are no material claims by any of the Trust or its Subsidiaries under any such policy or instrument in respect of which any insurance company is denying liability or defending under a reservation of rights clause.

(aa)	Disclosure Controls.

(i)
The Trust has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators) that are designed to ensure that information required to be disclosed by the Trust in reports that it files or submits under Securities Laws is recorded, processed, summarized and reported within the time periods specified in such laws including the related forms thereunder, including controls and procedures designed to ensure that such information is accumulated and communicated to the Trust’s management as appropriate to allow timely decisions regarding required disclosure and to assist with making the certifications required pursuant to Sections 302 and 906 of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection thereunder, and all such certifications have been made. The Trust and its Subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures and, except as set forth in the Trust Public Documents, no material deficiencies were identified; and such disclosure controls and procedures are effective to perform the functions for which they were established; neither the Trust nor PWPL has knowledge of: (A) any significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Trust’s ability to record, process, summarize, and report financial information; or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Trust’s internal control over financial reporting; any material weaknesses in the design or operation of internal control over financial reporting of which the Trust is aware have been identified for the Trust’s auditors; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal control over financial reporting that are reasonably likely to materially and adversely affect internal control over financial reporting.

(ii)
The Trust, PWPL, and (to the extent required) their respective trustees, directors and officers, in their capacities as such, are in material compliance with and have complied in all material respects with the applicable provisions of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(bb)
Reporting Controls. The Trust has established and maintains “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) which as of the date of the last audited Financial Statements was sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as disclosed in the Trust Public Documents, since the end of the Trust’s most recent audited fiscal year, to the knowledge of the Trust and PWPL (x) neither management of the Trust, PWPL nor the accountants who audited the audited Financial Statements have identified any material weaknesses in the Trust’s internal control over financial reporting (whether or not remediated) and (y) there has not been any change in the Trust’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting.

(cc)
No Unlawful Payments.  Neither the Trust nor any of its Subsidiaries nor, to the knowledge of the Trust or PWPL, any director, officer, agent, employee or other Person associated with or acting on behalf of the Trust or any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any applicable provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, in each case related to the Transaction or any other activities undertaken by or on behalf of the Trust or PWPL.  At no time will the Trust permit or countenance any of its Affiliates, individuals, entities or agents acting on its behalf to offer, promise or give in connection with or pursuant to the Transaction or in connection with or pursuant to any of their other activities or opportunities that any of them are pursuing, any undue pecuniary or other advantage, whether directly or indirectly through intermediaries, to a public official, for that official or for a third party, to act or refrain from acting in relation to the performance of such public official’s official duties, to obtain or retain business or any other improper advantage or indulgence.

(dd)
Compliance with Money Laundering Laws.  The operations of the Trust and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all jurisdictions in which the Trust and its Subsidiaries carry on business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which the Trust or any of its Subsidiaries is subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or body or any arbitrator involving the Trust or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Trust, threatened.

(ee)
No Broker’s Fees.  Neither the Trust nor any of its Subsidiaries or other Affiliates is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against CIC, the Purchaser or any of CIC’s other Affiliates for a brokerage commission, finder’s fee or like payment in connection with the Transaction.

(ff)
Directed Selling Efforts.  Neither the Trust, its Subsidiaries nor any Person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts in connection with the offer and sale of the Purchased Units.

(gg)
Investment Company.  The Trust is not required, and upon the issuance and sale of the Purchased Units as herein contemplated and the application of the Purchase Price to the capital or any other accounts of the Trust will not be required, to register as an “investment company” under the United States Investment Company Act of 1940.

(hh)
Passive Foreign Investment Company.  For the most recently ended taxable year, the Trust was not a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended; the Trust reasonably believes it is not likely to become a PFIC in subsequent taxable years; and the Trust has not received any communication from the United States Internal Revenue Service asserting that the Trust was a PFIC for the most recently ended taxable year.

(ii)
U.S. Reports.  Since January 1, 2007 to the date hereof, the Trust and each of its Material Subsidiaries have filed or furnished, as applicable, all reports, together with any required amendments thereto, that it was required to file with or furnish to, as applicable, any Governmental Authority in the United States, except where the failure to file or furnish any such reports would not reasonably be expected to be material and adverse to the Trust and its Subsidiaries on a consolidated basis.

(jj)
Trust Qualification.  The Trust qualifies as a “mutual fund trust” and a “unit trust” under the Tax Act, and the Trust is a “SIFT” trust within the meaning of the Tax Act (although it is not currently subject to the SIFT tax regime under paragraph 122(1)(b) of the Tax Act which generally comes into effect January 1, 2011), and the completion of the issuance and sale of the Purchased Units hereunder shall not cause the Trust to cease to be a “mutual fund trust” or “unit trust” or to become a “SIFT” trust that is subject to the aforementioned SIFT tax regime.

(kk)
Taxes.  Except as is disclosed in the Trust Public Documents (i) all tax returns required to be filed with any taxing authority by or on behalf of the Trust and each of the Material Subsidiaries (“Tax Returns”) were filed when due in accordance with all Applicable Laws with all appropriate taxing authorities, (ii) the Tax Returns correctly reflected the amount of Taxes payable, except for such amounts of Taxes as would not be material and adverse to the Trust and its Affiliates on a consolidated basis, (iii) the Trust and each of the Material Subsidiaries have timely paid (or withheld and remitted) to the appropriate taxing authority all material Taxes due and payable (or to be withheld and remitted) by any of them under Applicable Laws in accordance with the Tax Returns as filed, (iv) the charges, accruals and reserves for Taxes with respect to the Trust and its Material Subsidiaries reflected in the Financial Statements (whether or not due and whether or not shown on any Tax Return) are adequate under Canadian GAAP to cover any Taxes accruing through the dates thereof except for such amount of Taxes as would not be material and adverse to the Trust and its Subsidiaries on a consolidated basis, and since the dates thereof they have not incurred any material liability for Taxes other than in the ordinary course of business as disclosed and provided for in their books and records, and (v) although there are numerous Tax Returns that have been filed by the Trust and the Material Subsidiaries that have not been the subject of a notice of assessment or audit, as applicable, there are no proceedings, investigations, audits or claims now pending or, to the knowledge of the Trust and PWPL, threatened against the Trust or any of the Material Subsidiaries in respect of any amount of Taxes that is material and adverse to the Trust and its Subsidiaries on a consolidated basis, and there are no matters under discussion, audit or appeal with any taxing authority in respect of the Trust or any of the Material Subsidiaries in respect of any amount of Taxes that is material and adverse to the Trust and its Subsidiaries on a consolidated basis.

(ll)
Solvency.  Neither the Trust nor any Subsidiary of the Trust has made any assignment for the benefit of its creditors, nor has any receiving order been made against any of them under any bankruptcy or insolvency legislation of any jurisdiction, nor has any petition for such an order been served upon any of them, nor have any of them attempted to take benefit of any legislation with respect to financially distressed debtors, nor, after giving effect to the Transaction, will any of them be an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or under any bankruptcy or insolvency legislation applicable to them.

(mm)
No Sale.  To the knowledge of the Trust, except as disclosed in the Trust Public Documents, there are no agreements for the purchase of the Trust or any Subsidiary or other Affiliate of the Trust or any of their businesses or assets (in each case that are material and adverse to the Trust and its Affiliates on a consolidated basis).

3.3           Survival of Representations and Warranties

No investigations made by or on behalf of a Party at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the other Parties in or pursuant to this Agreement. All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive:

(a)	the Closing; and

(b)	the payment of the Purchase Price for the Purchased Units,

in each case, for the same period of time during which an obligation to indemnify exists pursuant to Article 10.

ARTICLE 4
CONDITIONS OF CLOSING

4.1           Conditions of Closing in favour of the Purchaser

Each of the Trust and PWPL acknowledges and agrees that the Purchaser’s obligation to purchase the Purchased Units (whether directly or through an Affiliate of the Purchaser) and complete the other elements of the Transaction is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by it in its sole discretion:

(a)
the TSX shall have given TSX Exchange Approval for the Private Placement and shall have approved the listing of the Purchased Units on TSX, subject only to confirmation of issuance of the Purchased Units, delivery of the customary opinion to the TSX and delivery to the TSX of such of the Closing documents to the TSX as it may request;

(b)	the NYSE shall have given NYSE Exchange Approval for the Private Placement and shall have approved the listing of the Purchased Units on NYSE, subject only to official notice of issuance;

(c)	the ICA Condition shall have been met;

(d)
(i) the representations and warranties of the Trust and PWPL set forth in this Agreement which are qualified by materiality or Material Adverse Change are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Trust and PWPL as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all respects as of such earlier date) and (ii) all other representations and warranties of the Trust and PWPL set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Trust and PWPL as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date);

(e)	all covenants of the Trust or PWPL set forth in this Agreement to be performed prior to the Closing shall have been duly performed in all material respects;

(f)
from and including the date hereof up to and including the Closing Date, there shall not have occurred (or been publicly disclosed by the Trust if commencing or occurring prior to the date hereof and not previously publicly disclosed by the Trust) either a Material Adverse Change or a Partnership Material Adverse Change;

(g)
each of the Transaction Agreements (other than this Agreement and the Confirmatory Agreement) shall have been executed by the Trust, PWPL or such other Subsidiary of the Trust that is a party thereto, in each case in the form contemplated by the Confirmatory Agreement, and delivered to the Purchaser;

(h)
there shall not be in effect any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority that makes the consummation of the Transaction, or any part thereof, illegal or otherwise prohibits or enjoins any Party from consummating the Transaction, or any part thereof, or that is made in connection with the Transaction, or any part thereof, and imposes any material restrictions, limitations or conditions on any Party in connection therewith;

(i)
no Governmental Authority shall have commenced any action or proceeding to enjoin the consummation of the Transaction, or any part thereof, or to suspend or cease or stop trading of securities of the Trust, and no Governmental Authority shall have given written notice to any Party of its intention to commence any such action or proceeding; and

(j)	the Purchaser shall have received the closing deliveries specified in Section 5.3, in form and substance satisfactory to the Purchaser acting reasonably.

If any of the foregoing conditions in this Section 4.1 has not been fulfilled on or before the Outside Date, the Purchaser may terminate this Agreement by notice in writing to the Trust and PWPL, in which event CIC, the Purchaser and CIC’s other Affiliates are released from all obligations under this Agreement and the other Transaction Agreements (but for greater certainty, not from the Confidentiality Agreements), and unless the Purchaser can show that the condition relied upon could reasonably have been performed by the Trust, PWPL or one of the Trust’s other Affiliates, the Trust, PWPL and the Trust’s other Affiliates are also released from all obligations under this Agreement and the other Transaction Agreements (but for greater certainty, not from the Confidentiality Agreements).  However, the Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.  Notwithstanding the foregoing, the right to terminate this Agreement will not be available to a Party whose breach of this Agreement has been the cause of, or resulted in, the failure of Closing to occur by the Outside Date.

4.2           Conditions of Closing in favour of the Trust and PWPL

The Purchaser acknowledges and agrees that the Trust’s obligation to sell and issue the Purchased Units to the Purchaser and the Trust’s and PWPL’s obligations to complete the other elements of the Transaction are subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Trust and PWPL and may be waived, in whole or in part, by the Trust and PWPL (acting jointly) in their sole discretion:

(a)
the TSX shall have given TSX Exchange Approval for the Private Placement and shall have approved the listing of the Purchased Units on TSX, subject only to confirmation of issuance of the Purchased Units, delivery of the customary opinion to the TSX and delivery to the TSX of such of the Closing documents as the TSX may require;

(b)	the NYSE shall have given NYSE Exchange Approval for the Private Placement and shall have approved the listing of the Purchased Units on NYSE, subject only to official notice of issuance;

(c)	the ICA Condition shall have been met;

(d)
(i) the representations and warranties of the Purchaser set forth in this Agreement which are qualified by materiality are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all respects as of such earlier date) and (ii) all other representations and warranties of the Purchaser set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date);

(e)
all covenants of the Purchaser set forth in this Agreement to be performed prior to the Closing shall have been duly performed by the Purchaser or one or more of its Affiliates in all material respects;

(f)
each of the Transaction Agreements (other than this Agreement and the Confirmatory Agreement) shall have been executed by the Purchaser (or its Affiliate party thereto) in each case in the form contemplated by the Confirmatory Agreement, and delivered to the Trust and/or PWPL, as applicable;

(g)
there shall not be in effect any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority that makes the consummation of the Transaction, or any part thereof, illegal or otherwise prohibits or enjoins any Party from consummating the Transaction, or any part thereof, or that is made in connection with the Transaction, or any part thereof, and imposes any material restrictions, limitations or conditions on any Party in connection therewith;

(h)
no Governmental Authority shall have commenced any action or proceeding to enjoin the consummation of the Transaction, or any part thereof, or to suspend or cease or stop trading of securities of the Trust, and no Governmental Authority shall have given written notice to any Party of its intention to commence any such action or proceeding;

(i)	the Trust and PWPL shall have received the closing deliveries specified in Section 5.2, in form and substance satisfactory to the Trust and PWPL, acting reasonably; and

(j)
the issue and sale of the Purchased Units shall be exempt from the requirement to file a prospectus or registration statement and the requirement to deliver an offering memorandum under applicable Securities Laws relating to the sale of the Purchased Units.

If any of the foregoing conditions in this Section 4.2 has not been fulfilled on or before the Outside Date, the Trust and PWPL may terminate this Agreement by notice in writing to the Purchaser, in which event the Trust, PWPL and the Trust’s other Affiliates are released from all obligations under this Agreement and the other Transaction Agreements (but for greater certainty, not from the Confidentiality Agreements), and unless the Trust and PWPL can show that the condition relied upon could reasonably have been performed by CIC, the Purchaser and CIC’s other Affiliates, CIC, the Purchaser and CIC’s other Affiliates are also released from all obligations under this Agreement and the other Transaction Agreements (but for greater certainty, not from the Confidentiality Agreements).  However, the Trust and PWPL may waive compliance with any condition in whole or in part if they, acting jointly, see fit to do so, without prejudice to their rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.  Notwithstanding the foregoing, the right to terminate this Agreement will not be available to a Party whose breach of this Agreement has been the cause of, or resulted in, the failure of Closing to occur by the Outside Date.

ARTICLE 5
CLOSING DELIVERIES

5.1           Closing

The Closing will, subject to the satisfaction or waiver of each of the conditions set forth in Article 4 of this Agreement, take place at 6:00 a.m. (Calgary time) at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W. Calgary, Alberta, Canada, T2P 3N9 on the Closing Date or at such other time and date or such other place as may be agreed upon orally or in writing by the Parties.

5.2           Deliverables of the Purchaser

The Purchaser shall deliver or cause to be delivered to the Trust at or prior to the Closing:

(a)
promptly after receiving a request from the Trust prior to the Closing, all information as may be required from the Purchaser in connection with (i) the applications to the TSX and NYSE for approval of the Private Placement; and (ii) the report of exempt distribution in respect of the Private Placement required pursuant to Section 6.1 of National Instrument 45-106 - Prospectus and Registration Exemptions;

(b)
a wire transfer in accordance with the wire transfer instructions provided in writing by the Trust to the Purchaser five Business Days prior to the Closing Date in the aggregate amount of the Purchase Price; and

(c)
a certificate of the Purchaser signed, without personal liability, by a senior officer of the Purchaser, addressed to the Trust and PWPL and dated the Closing Date certifying that (i) the representations and warranties of the Purchaser set forth in this Agreement which are qualified by materiality are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all respects as of such earlier date), (ii) all other representations and warranties of the Purchaser set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date), and (iii) the Purchaser or one or more of its Affiliates has performed in all material respects its obligations under this Agreement required to be performed on or prior to the Closing Date.

5.3           Deliverables of the Trust and PWPL

The Trust shall deliver or cause to be delivered to the Purchaser at or prior to the Closing:

(a)
certificate(s) representing the Purchased Units registered in the name of the Purchaser or as the Purchaser may otherwise direct in writing, against payment by the Purchaser of the Purchase Price as aforesaid;

(b)
a certificate of the Trust and PWPL, signed on behalf of the Trust and PWPL, without personal liability, by a senior officer of PWPL (on behalf of both PWPL and the Trust), addressed to the Purchaser and dated the Closing Date certifying that (i) the representations and warranties of the Trust and PWPL set forth in this Agreement which are qualified by materiality or Material Adverse Change are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Trust and PWPL as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all respects as of such earlier date), (ii) all other representations and warranties of the Trust and PWPL set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by the Trust and PWPL as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date), (iii) the Trust and PWPL have performed in all material respects their obligations under this Agreement required to be performed on or prior to the Closing Date, and (iv) since the date hereof, there has not occurred a Material Adverse Change or Partnership Material Adverse Change;

(c)
certified copies of (i) the Trust Indenture, (ii) all resolutions of the board of directors of PWPL on behalf of the Trust approving the entering into and completion of the Transaction, (iii) the Constating Documents of PWPL, and (iv) all resolutions of the board of directors of PWPL approving the entering into and completion of the Transaction;

(d)
a legal opinion addressed to the Purchaser in form and substance satisfactory to the Purchaser and its counsel, acting reasonably, dated the Closing Date, from the Trust’s Canadian and U.S. counsel, as applicable (who may rely, as to matters of fact, on certificates of public officials and officers of the Trust and PWPL) with respect to the following matters:

(i)
that the Trust is established and validly existing under the laws of the Province of Alberta and has the power to enter into and perform its obligations under this Agreement, and has the requisite power and capacity to own or hold its properties and to conduct the businesses carried on by it;

(ii)
that PWPL is duly amalgamated and validly existing under the laws of the Province of Alberta and has the power to enter into and perform its obligations under this Agreement, and has the requisite power and capacity to own or hold its properties and to conduct the businesses carried on by it;

(iii)           as to the authorized capitalization of the Trust;

(iv)
that the execution and delivery of, and performance by the Trust and PWPL of, this Agreement and the other Transaction Agreements and the consummation of the Transaction has been authorized by all necessary trust and corporate action on the part of the Trust and PWPL, as applicable;

(v)
that this Agreement and the other Transaction Agreements have been duly executed and delivered by the Trust and PWPL, and constitute legal, valid and binding agreements of the Trust and PWPL enforceable against each of them in accordance with their respective terms, subject to customary qualifications;

(vi)
assuming the receipt of the Regulatory Approvals and that the Transaction is not subject to, or is exempt from, the provisions of the Investment Canada Act and the Competition Act (Canada), that neither the execution and delivery of this Agreement and the other Transaction Agreements, nor the performance by the Trust and PWPL of their obligations herein or therein, will conflict with any Applicable Law of general application in the Province of Alberta or the federal laws of Canada applicable therein or result in any breach of the Trust Indenture or the Constating Documents of PWPL;

(vii)
that the issuance of the Purchased Units has been authorized by all necessary trust action on the part of the Trust, and that subject to receipt of payment in full of the Purchase Price, the Purchased Units will be validly issued as fully paid and non-assessable;

(viii)
that the issuance and sale by the Trust of the Purchased Units to the Purchaser is exempt from (or not subject to) the prospectus and registration requirements of applicable Securities Laws in the Province of Alberta;

(ix)	that the first trade of the Purchased Units will not be a distribution or otherwise subject to the prospectus and registration requirements of applicable Securities Laws in the Province of Alberta if:

(A)	the Trust is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such first trade;

(B)	at least four months shall have elapsed from the date of distribution of the Purchased Units;

(C)	the certificate(s) representing the Purchased Units carry a legend, as required by Section 2.5(2)3(i) of National Instrument 45-102 - Resale of Securities;

(D)	the trade is not a “control distribution” as defined in National Instrument 45-102 - Resale of Securities;

(E)
no unusual effort is made to prepare the market or to create a demand for the Purchased Units subject to such trade and no extraordinary commission or consideration is paid to a Person or company in respect of the trade; and

(F)
if the seller of the Purchased Units is an “insider” or “officer” of the Trust (as those terms are defined in applicable Canadian Securities Laws), the seller has no reasonable grounds to believe that the Trust is in default of any requirement of securities legislation;

(x)
the reporting issuer status of the Trust under applicable Canadian Securities Laws of all the provinces and territories of Canada where such concept exists (and in this regard counsel shall be entitled to rely on the list of defaulting reporting issuers maintained by the applicable Canadian securities regulatory authorities);

(xi)
assuming the receipt of the Regulatory Approvals and that the Transaction is not subject to, or is exempt from, the provisions of the Investment Canada Act and the Competition Act (Canada), there is no consent, approval, authorization, filing by the Trust, registration, order or qualification of or with any Governmental Authority having jurisdiction in the Province of Alberta (including under the federal laws of Canada applicable therein) over the Trust or any of its Subsidiaries that is required for the execution, delivery and performance by the Trust and its Subsidiaries of this Agreement and the other Transaction Agreements or the issuance by the Trust of the Purchased Units, except (A) such as have been obtained, (B) customary private placement reports, filings with the TSX and the NYSE and continuous disclosure filings under applicable Securities Laws that can be made post-Closing, and (C) customary filings to be made with Governmental Authorities under Applicable Law in relation to the transactions contemplated by the Transaction Documents other than this Agreement that can be made following Closing; except that no opinion shall be provided in respect of the future issuance of Dilutive Securities and any related exercise of the Pre-Emptive Right as contemplated in Article 8;

(xii)
assuming the accuracy of the representations and warranties contained herein, and subject to such further assumptions and qualifications as may be deemed necessary by such counsel, the offer and sale of the Purchased Units in the manner contemplated by this Agreement is not required to be registered under the U.S. Securities Act, pursuant to Regulation S thereunder, it being understood that no opinion need be expressed by such counsel with respect to any subsequent transfer of Purchased Units by the Purchaser;

(xiii)
no consent, approval, authorization or order of, or filing, registration or qualification with, any U.S. Authority, which has not been obtained, taken or made, is required by the Trust under any U.S. Applicable Law for the issuance or sale of the Purchased Units under this Agreement.  For purposes of this opinion, the term “U.S. Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America.  For purposes of this opinion, the term “U.S. Applicable Law” means those laws, rules and regulations of the United States of America , in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement, except that, “U.S. Applicable Law” does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

(xiv)	the Trust is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended; and

(xv)	such other matters as the Purchaser or its counsel may reasonably request; and

(e)
a certificate from CIBC Mellon Trust Company, in its capacity as registrar and transfer agent of the Units, as to the number of Units issued and outstanding as at a date no more than one Business Day prior to the Closing Date.

ARTICLE 6
COVENANTS AND ACKNOWLEDGEMENTS

6.1           Mutual Covenants regarding Closing

(a)
Subject to the terms and conditions of this Agreement, each of the Trust, PWPL, and the Purchaser shall use their reasonable commercial efforts, on a cooperative basis, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate the Transaction as soon as practicable, including:

(i)
to obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations, notices and other confirmations required to be obtained from any domestic or foreign federal, provincial, state, municipal or other governmental department, court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authority, the TSX and the NYSE, or any other third party including any Person or entity exercising governmental powers, that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Agreements including the Regulatory Approvals (collectively, the “Approvals”);

(ii)	preparing and filing as promptly as practicable all necessary documents, registrations, statements, petitions, filings and applications for the Approvals; and

(iii)
to oppose, lift or rescind any injunction or restraining or other order or notice seeking to stop, or otherwise adversely affecting its ability to consummate, the Transaction or imposing any material restrictions, limitations or conditions on the Parties or the Transaction.

(b)
Subject to Applicable Law, the Parties shall co-operate in the preparation of any application for the Approvals and any other orders, clearances, consents, notices, rulings, exemptions, certificates, no action letters and approvals reasonably deemed by a Party to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under Applicable Laws in connection with the Transaction.

(c)
Subject to Applicable Law, the Parties shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Approvals and any other actions or activities pursuant to Section 6.1, and shall promptly notify each other of any material communication from any Governmental Authority in respect of the Transaction or this Agreement, and shall not make any submissions, correspondence or filings, or participate in any communications or meetings with any Governmental Authority in respect of any filings, investigations or other inquiries or proceedings related to the Transaction or this Agreement unless it consults with the other Parties in advance and, to the extent not precluded by such Governmental Authority, gives the other Parties the opportunity to review drafts of, and provides final copies of, any submissions, correspondence or filings, and to attend and participate in any such communications or meetings.  Notwithstanding the foregoing, the provisions of the preceding sentence shall not apply in respect of CIC’s communications, or those of CIC’s Affiliates, with Chinese Governmental Authorities.

(d)
Notwithstanding the foregoing, the Parties acknowledge and agree that in obtaining the Approvals or opposing, lifting or rescinding any injunction of the nature contemplated by Section 6.1(a)(iii), no Party, nor any of its Affiliates, shall be required to agree to any undertakings that would limit its business in any material respect, spend material amounts of money beyond filing fees and the fees of its advisors, divest or dispose of any material assets or agree to any material restrictions in respect of the holding or disposition of the Purchased Units (in the case of the Purchaser), the holding or disposition of its Partnership interests, the operation of the Partnership or any Party’s rights as a partner thereof.

6.2           The Purchaser’s Covenants and Acknowledgements

The Purchaser acknowledges, covenants and agrees:

(a)	in accordance with Applicable Law, the Trust is required to file a report of trade with all applicable securities regulators containing personal information about the

Purchaser.  This report of trade will include the full name, address and telephone number of the Purchaser, the number and type of purchased securities, the Purchase Price, the date of the Closing and the prospectus and registration exemption relied upon under applicable Canadian Securities Laws to complete such purchase.  In the Province of Alberta, this information is collected indirectly by the Alberta Securities Commission under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation in the Province of Alberta.  The Trust may also be required pursuant to applicable Securities Laws to file this Agreement on the System for Electronic Analysis and Retrieval (“SEDAR”) and the Electronic Data – Gathering, Analysis, and Retrieval System (“EDGAR”).  By executing this Agreement, the Purchaser authorizes the indirect collection of the information described in this Section 6.2(a) by all applicable securities regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable securities regulators and (ii) the filing of this Agreement on SEDAR and EDGAR;

(b)	the certificate(s) representing the Purchased Units will bear the following legends:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE ● [the date that is four months and a day after the Closing Date], 2010.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRADEABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

(c)
the Purchased Units have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available;

(d)	the Purchased Units are being offered on a “private placement” basis;

(e)	it is not a resident of the Province of Alberta;

(f)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Purchased Units;

(g)	there is no government or other insurance covering the Purchased Units;

(h)
the Purchaser has not been provided with an offering memorandum (as defined in any applicable Securities Laws) or any similar document in connection with the Transaction, and the decision to execute this Agreement and to complete the Private Placement has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Trust, other than such written representations as are expressly contained in this Agreement;

(i)	there are risks associated with the purchase of the Purchased Units;

(j)
there are restrictions on the Purchaser’s ability to resell the Purchased Units, and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Purchased Units;

(k)
the Trust has advised the Purchaser that the Trust is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell the Purchased Units through a Person registered to sell securities under the Securities Act and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act, including statutory rights of rescission or damages, will not be available to it;

(l)
the Purchaser is purchasing the Purchased Units for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution; and

(m)	the Purchaser shall timely file all forms, reports and documents required to be filed with the SEC (including Schedule 13G filings).

6.3           The Trust and PWPL’s Covenants and Acknowledgements

Each of the Trust and PWPL acknowledges, covenants and agrees that:

(a)	the Trust will, within the prescribed time periods, prepare and file any forms or notices required under applicable Securities Laws in connection with the offer and sale of the Purchased Units;

(b)
the Trust and PWPL shall use their best efforts to ensure that the Purchased Units are listed and posted for trading on each of the TSX and the NYSE, subject to the satisfaction of post-Closing conditions set out in Section 4.1(a) and Section 4.2(a) and subject to official notice of issuance in the case of the NYSE; and

(c)
forthwith following Closing, the Trust and PWPL shall provide official notice of issuance of the Purchased Units to the TSX and the NYSE and do all such other things as are required in order for the listing of the Purchased Units to become effective on such exchanges.

ARTICLE 7
POST CLOSING COVENANTS

7.1           Orderly Market for Sale of Units

For a period of one (1) year commencing upon the Closing Date, the Purchaser will notify the Trust promptly in the event it determines to sell more than 500,000 Units during a single trading session or more than 10,000,000 Units in any calendar month, in each case pursuant to open market trades made through the facilities of the TSX or the NYSE (excluding for this purpose pre-arranged “block trades”).

ARTICLE 8
PRE-EMPTIVE RIGHTS

8.1           Dilutive Securities Issue

(a)
For a period of five (5) years from the Closing Date, provided the Purchaser (including for purposes of this Article 8, its permitted assignee) holds not less than 21,171,788 Units (the “Pre-Emptive Entitlement Minimum”) at all times during such five (5) year period, the Purchaser shall, in the event of any issuance (a “Dilutive Issuance”) of any Units, any securities convertible into or exchangeable or exercisable for Units or other equity interests in the Trust (“Dilutive Securities”) that are offered from treasury to one or more third parties in either a private or public offering, have the right (the “Pre-Emptive Right”) to subscribe for or purchase, at the Purchaser’s option, on a pro rata basis and on the same terms of such issuance, such Units, securities or equity interests so as to maintain its pro rata equity percentage in the Trust (as measured at the time the Participation Notice (as herein defined) is delivered) after giving effect to such issuance.  In order to exercise the Pre-Emptive Right, the Purchaser will be required to represent and certify to the Trust that it has continuously complied with the Pre-Emptive Entitlement Minimum condition set forth in this Section 8.1(a) above from the Closing Date to the date of such exercise.  For greater certainty, if at any time during the period of five (5) years from the Closing Date the Purchaser or its permitted assignee ceases to comply with the Pre-Emptive Entitlement Minimum condition, the Pre-Emptive Right shall be immediately forfeited and this Article 8 shall be of no further force or effect.

(b)
From and after five (5) years from the Closing Date, provided that the Purchaser has continuously complied with the Pre-Emptive Entitlement Minimum condition during such initial five year period, the Purchaser will be entitled to continue to exercise its Pre-Emptive Right provided that it shall represent and certify to the Trust, at the time of exercise, that it has continuously held that number of Units that is equal to or greater than either of the following:

(i)	3% of the Units then issued and outstanding; or

(ii)	the Pre-Emptive Entitlement Minimum provided such amount then also exceeds 2.5% of the Units then issued and outstanding.

(c)
The Trust shall, in connection with the Purchaser’s Pre-Emptive Right, provide the Purchaser with a written notice of any such Dilutive Issuance (the “Participation Notice”) at least ten Business Days prior to the earlier of: (a) the public announcement of such Dilutive Issuance; and (b) the date upon which the Dilutive Securities are issued (the “Notice Period”).  The Participation Notice shall describe (to the extent known) the number, price, payment terms, closing date, the material terms of the Dilutive Securities to be issued and all other material terms of such Dilutive Issuance.  The Purchaser shall be entitled to participate in the Dilutive Issuance, on a pro rata basis on the same terms available to any other acquirers of the Dilutive Securities, such that following the Dilutive Issuance the Purchaser would continue to own the same percentage of issued and outstanding Units beneficially owned at the time the Participation Notice is delivered.  In order to exercise the Pre-Emptive Right, the Purchaser must notify the Trust as to whether it will be exercising its Pre-Emptive Right within seven Business Days of receiving the Participation Notice (the “Exercise Deadline”).

(d)
Notwithstanding Section 8.1(c), in circumstances where the Trust receives a bought deal proposal from an investment dealer that it is prepared to accept (a “Bought Deal”) and the Trust is required to respond within a period of time that makes compliance with the Notice Period and the Exercise Deadline impossible, the Trust shall provide the Participation Notice by delivering a copy of the bought deal proposal to the Purchaser concurrently with the Trust providing notice of the proposal to the independent members of PWPL’s board of directors, and, in any event, at least 24 hours prior to the Bought Deal Exercise Deadline (as defined below).  The Purchaser, not later than one hour prior to the time by which the Bought Deal must be accepted or rejected by the Trust (the “Bought Deal Exercise Deadline”), shall advise the Trust as to whether it wishes to exercise its Pre-Emptive Right in connection with the Bought Deal.  Subject to the operation of Section 8.3(e), if the Purchaser does not respond to the Trust by the Bought Deal Exercise Deadline, the Purchaser shall be deemed to have elected not to participate in such Bought Deal.

(e)
In light of the potential for a shorter Notice Period in connection with a Bought Deal than would be the case with other types of Dilutive Issuances, the Trust shall forthwith advise the Purchaser in the event that it is approached by an investment dealer in connection with a potential Bought Deal proposal in circumstances where the Trust might reasonably consider such proposal, and provide the Purchaser with a reasonable summary of any such discussions.  In the event that the Trust, pursuant to the operation of Section 8.1(d), has not, in connection with a Bought Deal, provided the Purchaser with the not less than ten Business Day Notice Period specified by Section 8.1(c) and the Purchaser is not able to respond to a Participation Notice delivered in respect of such Bought Deal prior to one hour before the Bought Deal Exercise Deadline, the Purchaser shall have seven additional Business Days (or five additional Business Days in circumstances where the securities that are the subject of such transaction are being qualified for distribution to the public pursuant to a shelf prospectus and a shelf prospectus supplement and/or a pricing supplement under National Instrument 44-101 – Shelf Distributions) commencing from the Bought Deal Exercise Deadline to exercise its Pre-Emptive Right to purchase that number of securities that are the subject of the Bought Deal, at the same price, on the same closing date, and on other terms substantially similar to those available to subscribers of the Bought Deal (but on a private placement basis and directly from the Trust), so as to maintain its pro rata equity percentage in the Trust after giving effect to the securities issued in the Bought Deal.  The Purchaser acknowledges and agrees that any securities issued to it pursuant to any such private placement will be subject to such hold periods as are imposed by Applicable Law at the time such private placement is completed, and that the Trust shall be under no obligation to file a prospectus or registration statement, or provide the Purchaser with an offering memorandum, in connection with such private placement.

(f)
The Purchaser acknowledges and agrees that (i) all non-public information (the “Financing Information”) provided to the Purchaser pursuant to this Article 8 relating to an issuance of Dilutive Securities will be used solely for the purpose of evaluating whether the Purchaser will exercise its Pre-Emptive Right, and not in a manner detrimental to the Trust or PWPL, (ii) all of the Financing Information will be kept confidential by the Purchaser and its Affiliates and will not be disclosed to any other Persons in any manner (other than those directors, officers and employees of the Purchaser and its Affiliates to whom such information must be disclosed for purposes of the Purchaser’s evaluation of the Dilutive Issuance and the authorization to participate in same (“Purchaser Representatives”)), nor used, exploited or employed for any other purpose or in any other manner until publicly disclosed (other than as a result of a disclosure by the Purchaser, any Affiliate of the Purchaser or any Purchaser Representative), (iii) the Purchaser will be liable for any breach of this Section 8.1(f) by any of its Affiliates or any of its Purchaser Representatives, and (iv) Canadian Securities Laws prohibit any Person who has material, non-public information concerning a reporting issuer from purchasing or selling securities of such reporting issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities, and the Purchaser shall (and shall cause its Affiliates and Purchaser Representatives to) comply with such Canadian Securities Laws.

8.2           Exempt Unit Transactions

For greater certainty, the Pre-Emptive Right will not apply to any issue of Units or other securities of the Trust pursuant to any of the following transactions (each, an “Exempt Unit Transaction”):

(a)
the issuance of Units on the exercise of convertible or exchangeable securities or rights issued or granted by the Trust to acquire Units, in each case outstanding on the date hereof and in accordance with their respective terms (including Units issued pursuant to the terms of the Trust’s convertible debentures outstanding on the date hereof);

(b)	the issuance of Units pursuant to the Trust’s DRIP (or successor plans implemented following the Conversion);

(c)
the issuance of Units or rights to acquire Units pursuant to the Trust’s employee or director compensation plans, including pursuant to the Trust’s ERSP and the Trust’s TURIP (or successor plans implemented following the Conversion), and the issuance of Units on exercise of such rights;

(d)
the issuance of Units (or securities convertible into or exchangeable or exercisable for Units) as consideration for the acquisition of assets (including the acquisition of securities of other entities);

(e)
a rights offering of the Trust that is open to all unitholders of the Trust, or other distribution of rights, Units or other securities of the Trust that is open to participation by, or distributed to, all unitholders of the Trust (including pursuant to a special distribution or dividend in kind);

(f)
the issuance of Units or other securities (or securities convertible into or exchangeable or exercisable for Units or other securities) pursuant to merger or other business combination transactions involving the Trust or its Affiliates and any other Person or Persons (including the Conversion); or

(g)
the issuance of Units or other securities of the Trust on conversion, exchange or exercise of Dilutive Securities that were originally issued pursuant to a private or public offering in respect of which the Purchaser was entitled to exercise the Pre-Emptive Right.

ARTICLE 9
RIGHTS OF THE PARTIES UPON CONVERSION

9.1           Rights upon Conversion

All rights of the Parties contained in this Agreement, including the rights of the Parties set forth in Article 7 and Article 8, will survive the Conversion and, among other things, will apply in respect of any securities of the corporate successor to the Trust (“Corporate Successor”) issued to the Purchaser (including for the purpose of this Article 9, its permitted assignee) upon the Conversion.  If requested by the Purchaser, the Corporate Successor will enter into a new agreement with the Purchaser following the Conversion to provide for these continuing rights.

ARTICLE 10
INDEMNIFICATION

10.1           Indemnification by the Trust and PWPL

(a)
The Trust and PWPL shall jointly and severally indemnify and save harmless the Purchaser as well as its Affiliates and their respective directors, officers, agents and employees (collectively referred to as the “Purchaser Indemnified Parties”) from and against all Claims, whether or not arising due to third party Claims, which may be made or brought against the Purchaser Indemnified Parties or any of them, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)
any non-fulfilment or breach of any covenant or agreement on the part of the Trust or PWPL contained in this Agreement or in the certificate furnished by or on behalf of the Trust and PWPL pursuant to Section 5.3 of this Agreement; or

(ii)
any misrepresentation or any incorrectness in or breach of any representation or warranty of the Trust or PWPL contained in this Agreement or the certificate furnished by or on behalf of the Trust and PWPL pursuant to Section 5.3 of this Agreement.

(b)	The Trust’s and PWPL’s obligations under Section 10.1(a) shall be subject to the following limitations:

(i)
subject to Sections 10.1(b)(ii) and 10.1(b)(iii), the obligations of the Trust and PWPL under Section 10.1(a) shall terminate on the date that is 18 months from the Closing Date except with respect to bona fide Claims by any of the Purchaser Indemnified Parties set forth in written notices (identifying in reasonable detail the identity and nature of the Claim) given by a Purchaser Indemnified Party to the Trust and PWPL prior to such date;

(ii)
subject to Section 10.1(b)(iii), the obligations of the Trust and PWPL under Section 10.1(a)(ii) in respect of any Claim asserting a misrepresentation or any incorrectness in or a breach of Section 3.2(kk) – Taxes shall terminate on the date that is 48 months from the Closing Date except with respect to bona fide Claims by any of the Purchaser Indemnified Parties set forth in written notices (identifying in reasonable detail the identity and nature of the Claim) given by a Purchaser Indemnified Party to the Trust and PWPL prior to such  date; and

(iii)	the obligations of the Trust and PWPL under Section 10.1(a) with respect to:

(A)
any Claims under Section 10.1(a)(i) relating to any non-fulfilment or breach of a covenant set forth in Section 2.3, Section 6.1(c)  (but in the case of Section 6.1(c), subject to the operation of Section 6.1(d)), Section 6.3, Article 8 or Article 9;

(B)	any Claims based on any incorrectness or misrepresentation in or breach of the representations and warranties set out in Section 3.2(d)(iii) – Purchased Units; or

(C)	any Claims under Section 10.1(a) which are based on intentional misrepresentation or fraud by the Trust or PWPL,

may be brought at any time.

10.2           Indemnification Procedures for Third Party Claims

(a)
In the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (the “Indemnified Party”) shall give prompt notice, and in any event within 15 days, to the Trust and PWPL (the “Indemnifying Parties”) of any such Claims made upon it.  If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence.

(b)
The Indemnifying Parties shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 10.2(a), to assume the control of the defence, compromise or settlement of the Claim; provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Parties acknowledge in writing their joint and several obligation to indemnify the Indemnified Party in accordance with this Article 10 in respect of that Claim.

(c)
Upon the assumption of control of any Claim by the Indemnifying Parties as set out in Section 10.2(b), the Indemnifying Parties shall diligently proceed with the defence, compromise or settlement of the Claim at their sole expense, including if necessary, employment of counsel and experts reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Parties with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Parties all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence.  The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(d)	The Indemnified Party shall have the right to separate counsel who shall be entitled to participate in the negotiation, settlement or defence of any Claim in the following circumstances:

(i)	employment of such counsel has been authorized in writing by the Indemnifying Parties;

(ii)	the Indemnifying Parties shall not have commenced the defence of the action within 30 days after receiving notice of the Claim;

(iii)
the named parties to any such Claim include both the Indemnified Party and the Indemnifying Parties and either of the Indemnifying Parties and the Indemnified Party shall have been advised by counsel to the Indemnified Party that there is a substantial risk of a conflict of interest between the position of the Indemnifying Parties as to the conduct of the defence and the Indemnified Party; or

(iv)
the Indemnifying Party shall have been advised by counsel to the Indemnified Party that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Parties, in which event the fees and expenses of the Indemnified Party’s counsel shall form part of the Claim for which indemnification is available hereunder.

(e)
Neither the Indemnifying Parties, in the event that the Indemnifying Parties shall have assumed the defence of the Claim, nor the Indemnified Party, in the event that the Indemnified Party has carriage of the Claim (as applicable, the “Carrying Party”), shall settle any Claim without the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed other than in circumstances where the Carrying Party can settle the Claim, on a confidential basis, without any liability to, or admission of negligence or wrongdoing by, any of the other Parties or Purchaser Indemnified Parties.

10.3           Limitations, Reductions and Subrogation

(a)
The amount that the Indemnifying Parties (or either of them) are required to pay to a Purchaser Indemnified Party in respect of a Claim made for indemnification under Section 10.1 shall be reduced by any recovery, settlement or other payment received by the Purchaser Indemnified Party in respect of the facts or circumstances giving rise to such Claim pursuant to any insurance coverage, or pursuant to any Claim, recovery, settlement or payment made against or received from any other Person (in each case less any costs, expenses (including taxes) or other amounts reasonably incurred by, or for the account of, the Purchaser Indemnified Party in connection therewith).  Upon making a full indemnity payment in respect of a Claim made for indemnification pursuant to Section 10.1, an Indemnifying Party shall, to the extent of such indemnity payment, be subrogated to all rights of the Purchaser Indemnified Party against any third party in respect of the Claim to which the indemnity payment relates.

(b)
The amount that the Indemnifying Parties (or either of them) are required to pay to the Purchaser Indemnified Parties (or any of them) in respect of a Claim made for indemnification under Section 10.1 shall be reduced by the amount of any payment made by the Indemnifying Parties (or either of them or any of their Affiliates) to the Purchaser Indemnified Parties (or any of them) in connection with Claims arising from common facts and circumstances in respect of which the first mentioned Claim is advanced, pursuant to the indemnification or other analogous provisions of the other Transaction Agreements, it being the intention of the Parties that the Purchaser Indemnified Parties shall not be entitled to receive a payment under more than one indemnity or other analogous provision contained in the Transaction Agreements in connection with Claims arising from common facts and circumstances.

(c)
The Indemnifying Parties (or either of them) shall not be required to pay any amount to indemnify the Purchaser Indemnified Parties (or any of them) in respect of Claims advanced under Section 10.1(a)(ii) unless and until the aggregate amount that the Purchaser Indemnified Parties are entitled to receive on account of indemnification in respect of Claims advanced under Section 10.1(a)(ii) exceeds $20 million  (the “Threshold Amount”), in which case the Indemnifying Parties shall be obligated to indemnify the Purchaser Indemnified Parties for the full amount including for greater certainty the Threshold Amount.

10.4           Trustee and Agent

Each Party acknowledges that the Purchaser is acting as trustee and agent for the remaining Purchaser Indemnified Parties on whose behalf and for whose benefit the indemnity in Section 1-10.1 is provided and that such remaining Purchaser Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement.  The Parties agree that the Purchaser may enforce the indemnity for and on behalf of such remaining Purchaser Indemnified Parties and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such remaining Purchaser Indemnified Parties assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

10.5           Exclusive Remedy

Subject to the last sentence of this Section 10.5, the Parties agree that the remedies of the Purchaser Indemnified Parties under this Article 10 shall be the exclusive monetary remedies of the Purchaser Indemnified Parties in respect of any Claims for which the Purchaser Indemnified Parties are entitled to seek indemnification pursuant to Section 10.1 and shall be in lieu of any other monetary remedy that may be available to the Purchaser Indemnified Parties in respect of any such Claim, including pursuant to applicable statutory or common law. Notwithstanding the foregoing, the Purchaser shall be entitled to pursue injunctive and other equitable remedies, including specific performance, in connection with its rights under this Agreement and shall be entitled to pursue any and all remedies available to it in respect of any Claims based on intentional misrepresentation, wilful misconduct or fraud.

10.6           Limits on Consequential Damages

Notwithstanding anything else contained in this Article 10 or in the definition of “Claim”, but subject to the last sentence of this Section 10.6, no Purchaser Indemnified Party shall be entitled to indemnification from or to be compensated by the Indemnifying Parties in respect of any consequential damages, including loss of revenue, cost of capital, loss of business opportunity, loss of reputation or failure to realize a return on investment, in each case, resulting from any non-fulfilment or breach of any covenant or agreement on the part of the Trust or PWPL, or any misrepresentation, incorrectness in or breach of any representation or warranty of the Trust or PWPL, in each case as set forth in this Agreement; nor shall any Purchaser Indemnified Party seek or be entitled to receive punitive damages as to any matter under, relating to, or arising out of this Agreement.  The Parties agree that the foregoing shall not limit the ability of a Purchaser Indemnified Party to Claim for indemnification under this Article 10 in connection with any non-consequential losses suffered or incurred in respect of the Purchased Units in circumstances where such non-consequential losses are otherwise indemnifiable under Section 10.1(a), and for this purpose, a decline in the market price of the Purchased Units arising from facts and circumstances in respect of which indemnification is available under Section 10.1 shall not be considered a consequential damage.

ARTICLE 11
CONFIDENTIALITY, USE AND DISCLOSURE OF INFORMATION

11.1           Confidentiality, Use and Disclosure of Information

(a)
The Parties acknowledge and agree that the Original Confidentiality Agreement shall continue to apply to the Parties until the date that is 12 months from the date hereof (and such agreement shall be deemed to be amended for such purpose) (other than the sixth paragraph thereof which the Parties agree is as of the date hereof of no further force or effect); and

(b)
the Confidentiality and Exclusivity Agreement shall continue to apply to the Parties for the periods specified therein, other than Section 5 thereof which the Parties agree is as of the date hereof of no further force or effect.

ARTICLE 12
GENERAL

12.1           Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to the Purchaser:

c/o China Investment Corporation
New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng District
Beijing 100010
China

Attention:              Qing Zhang
Email:                      zhangqing@china-inv.cn
Fax:                         +86 (10) 8409 6710

with a copy to:

China Investment Corporation
New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng
Beijing 100010
China

Attention:              Hong Zhang
Email:                      zhanghong@china-inv.cn
Fax:                         +86 (10) 8409 6820

and

China Investment Corporation
New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng
Beijing 100010
China

Attention:              Hui Wang
Email:                      wanghui@china-inv.cn
Fax:                         +86 (10) 8409 6710

and

China Investment Corporation
New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng
Beijing 100010
China

Attention:              Xueliang Chen
Email:                      chenxl@china-inv.cn
Fax:                         +86 (10) 8409 6808

and

China Investment Corporation
New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng
Beijing 100010
China

Attention:              Wei Cui
Email:                      cuiwei@china-inv.cn
Fax:                         +86 (10) 8409 6808

and with a copy to:

Osler, Hoskin & Harcourt LLP
Suite 2500, TransCanada Tower
450 – 1st St. SW
Calgary, AB  T2P 5H1

Attention:              Frank J. Turner
Email:                      fturner@osler.com
Fax:                         (403) 260-7024

if to the Trust and PWPL:

c/o Penn West Petroleum Ltd.
200, 207 – 9th Avenue S.W.
Calgary, AB T2P 1K3

Attention:	Keith Luft, General Counsel and Senior Vice-President, Stakeholder Relations

Email:                      keith.luft@pennwest.com
Fax:                         (403) 539-5980

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Canada

Attention:              Jeff Oke
Email:                      jto@bdplaw.com
Fax:                         (403) 260-0332

Any Notice, if personally delivered (including through delivery by courier), shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively given and received on the Business Day in the place of delivery next following the day it was transmitted.  Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 12.1.

12.2           Assignment

The Parties agree that neither of the Purchaser nor the Trust and PWPL may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Parties.  Notwithstanding the foregoing, (a) the Purchaser shall be entitled, without the consent of the Trust or PWPL, to assign any of its rights or obligations under this Agreement to one or more Affiliates of CIC who agree to be bound by the applicable covenants of the Purchaser contained herein and comply with the applicable provisions of this Agreement and delivers to the Trust and PWPL a duly executed undertaking to such effect (in the form attached hereto as Schedule “A” but for parties and dates) provided that any such assignment shall not relieve the Purchaser of any of its obligations hereunder, and (b) the Trust and PWPL shall each be entitled to assign any of their rights or obligations under this Agreement to the Corporate Successor following the completion of the Conversion, provided that such Corporate Successor agrees to be bound by the applicable covenants of the Trust and PWPL contained herein and comply with the applicable provisions of this Agreement and delivers to the Purchaser a duly executed undertaking to such effect (in the form attached hereto as Schedule “B” but for parties and dates) provided that any such assignment shall not relieve the Trust and PWPL of any of their obligations hereunder.

12.3           Announcements and Press Releases

(a)
The Parties agree that, upon execution of this Agreement, CIC on the one hand and the Trust and PWPL on the other hand will issue a press release that shall in each case be in the form mutually agreed to by the Parties.

(b)
In the event that, during the period commencing on the date hereof and ending upon the completion of Closing, any Party or its Affiliates wishes to make any press release or respond to press or other inquiries for information that, in any such case, relates to this Agreement or the Transaction, then it shall use its reasonable efforts to provide the other Parties with a draft thereof in sufficient time prior to the release thereof so that each other Party may review the proposed press release or inquiry response to be released and advise the Party that proposes to make such release or provide such response of any comments that such other Party may have in respect thereto. The foregoing shall not apply when the release or disclosure of any information that relates to this Agreement or the Transaction is required by Applicable Law or by any Governmental Authority, provided that, in each such case, except where prohibited under Applicable Law, the Party who or whose Affiliate is required to make such disclosure shall provide each other Party with details of the nature and substance of such release or disclosure as soon as practicable, but in all cases, prior to any public release thereof. Furthermore, the obligations in this Section 12.3(b) shall not apply to general disclosures or releases of information that a Party or its Affiliate may make from time to time relating to its business or property. Notwithstanding anything to the contrary contained herein, no disclosure shall identify CIC or any of its Affiliates without CIC’s prior written approval.

12.4           Non-Waiver

No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.5           Dispute Resolution

In the event of any dispute, claim, question or difference arising out of or relating to this Agreement (a “Dispute”), the Party alleging the Dispute shall give Notice (a "Dispute Notice") to the other Parties and the respective Chief Executive Officers or other designees of the Parties to the Dispute will forthwith use their best endeavours to resolve amicably such Dispute.

12.6           Arbitration

If the Parties to the Dispute do not resolve such Dispute pursuant to Section 12.5 within a period of thirty (30) days from the date that such Dispute Notice is given in accordance with Section 12.1,

then upon Notice by any Party to the Dispute to the other Parties thereto, the Dispute (whether arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination) shall be referred to and finally resolved by arbitration under  the London Court of International Arbitration Rules, which Rules are deemed to be incorporated by reference into this Section 12.6, based upon the following:

(a)	the number of arbitrators shall be three (3);

(b)	the language to be used in the arbitral proceedings shall be English;

(c)	the seat, or legal place, of arbitration shall be London, England; and

(d)	the arbitral award shall be final and binding on the Parties to the Dispute, and judgment on the award may be entered by any court having competent jurisdiction.

The Parties agree that the arbitrators have the power and authority to grant equitable remedies, including specific performance and injunction.  The Parties further agree that, notwithstanding the foregoing, a court of competent jurisdiction has the power and authority to grant temporary injunctive relief until any matter in dispute is determined by the arbitrator.

12.7           Amendment

This Agreement may, at any time and from time to time, be amended by written agreement of all of the Parties.

12.8           Expenses

The Parties agree that all costs and expenses (including the fees and disbursements of legal counsel and other professional advisors) incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the Party incurring such expenses.

12.9           Enurement

The Parties agree that this Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

12.10           Further Assurances

Each of the Parties upon the request of the other, whether before or after Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

12.11           Alternative Transaction

(a)	In the event that the Parties reasonably conclude that it is likely that obtaining the Regulatory Approvals or, to the extent applicable, satisfying the requirements of the Investment Canada Act (collectively, the “Regulatory Conditions”) will cause Closing to occur on a date that is materially later than the June 1, 2010 date contemplated by Section 2.2, then the Parties agree to meet forthwith to amend this Agreement such that in lieu of the Purchased Units, the Purchaser shall subscribe for an equal number of subscription receipts of the Trust (the “Subscription Receipts”) for the same cash consideration as set out in Section 2.1 (the “Subscription Receipt Placement”). The Subscription Receipt Placement shall occur on the first Business Day on which all of the conditions to Closing specified herein, other than the Regulatory Conditions, can be satisfied or have been waived in accordance with the terms hereof or on such later date as is agreed upon by the Parties provided that such date is not later than the 45th day following the date hereof (or if such date is not a Business Day, the preceding Business Day). In such event, each Subscription Receipt shall, in the event that Closing occurs, entitle the Purchaser to receive one Unit, without further payment or action on the part of the Purchaser, upon satisfaction or waiver of the Regulatory Conditions in accordance with the terms hereof (collectively, the “Unit Issuance Conditions”).

(b)
The Subscription Receipts will be created and issued pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into by each of the Parties and an escrow agent (the “Escrow Agent”) to be agreed to by the Parties acting reasonably.

(c)	The Subscription Receipt Agreement will provide, among other things, that:

(i)
in the event that the Unit Issuance Conditions are satisfied prior to 5:00 p.m. (Calgary time) on the Outside Date and Closing occurs prior to such time, each outstanding Subscription Receipt will entitle the Purchaser to receive one Unit, without further payment or action on the part of the Purchaser;

(ii)
prior to the earlier of the date that the Unit Issuance Conditions are satisfied and Closing occurs, and 5:00 p.m. (Calgary time) on the Outside Date, the Purchase Price will be held in escrow by the Escrow Agent;

(iii)
in the event that the Unit Issuance Conditions are satisfied at or prior to 5:00 p.m. (Calgary time) on the Outside Date, Closing will occur and as part of the Closing, the Purchase Price, plus interest earned thereon, will be paid to the Trust against issuance by the Trust to the Purchaser of the Units to which the Purchaser is entitled pursuant to the terms of the Subscription Receipts previously issued to the Purchaser and the Subscription Receipt Agreement; and

(iv)
in the event that the Unit Issuance Conditions are not satisfied on or prior to 5:00 p.m. (Calgary time) on the Outside Date, and Closing does not occur prior to such time,  the Purchase Price, plus interest earned thereon, will be immediately returned to the Purchaser and the outstanding Subscription Receipts cancelled.

Other than as set forth above, the provisions hereof will continue to apply, to the greatest extent reasonably possible in the circumstances, to the Subscription Receipt Placement and the Transaction.

12.12           Counterparts

The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

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IN WITNESS OF WHICH the Parties have executed this Investment Agreement.

LAND BREEZE II S.À.R.L.
By:	(signed) MA, Wenyan
Name: MA, Wenyan
Title: Manager
By:	(signed) ZHOU, Lihong
Name: ZHOU, Lihong
Title: Manager

PENN WEST ENERGY TRUST, by its administrator, PENN WEST PETROLEUM LTD.
By:	(signed) Murray Nunns
Name: Murray R. Nunns
Title: President and Chief Operating Officer
By:	(signed) Keith Luft
Name: Keith Luft
Title: General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PETROLEUM LTD.
By:	(signed) Murray Nunns
Name: Murray R. Nunns
Title: President and Chief Operating Officer
By:	(signed) Keith Luft
Name: Keith Luft
Title: General Counsel and Senior Vice President, Stakeholder Relations

SCHEDULE “A”

ASSIGNMENT AND UNDERTAKING

TO:                      PENN WEST ENERGY TRUST (the “Trust”)

AND TO:            PENN WEST PETROLEUM LTD. (“PWPL”)

RECITALS:

1.
Land Breeze II S.À.R.L. (the “Purchaser”), the Trust and PWPL are parties (collectively, the “Parties” and each of them a “Party”) to an investment agreement dated May 13, 2010 (the “Investment Agreement”) pursuant to which, among other things, the Purchaser subscribed for units of the Trust on a private placement basis.

2.
Pursuant to Section 12.2 of the Investment Agreement, the Parties have agreed that the Purchaser is entitled, without the consent of the Trust and PWPL, to assign any of its rights or obligations under the Investment Agreement to one or more Affiliates (as such term is defined in the Investment Agreement) of the Purchaser who agree to be bound by the associated covenants and comply with the associated provisions applicable to the Purchaser under the Investment Agreement and provided that such Affiliate delivers to the Trust and PWPL a duly executed undertaking (the “Undertaking”) to such effect.

3.
The Purchaser wishes to assign those of its rights, obligations and liabilities specified in Appendix “A” hereto (the “Assigned Rights and Obligations”) under the Investment Agreement to ●, [an Affiliate/one or more Affiliates] of the Purchaser (the “Assignee”), and the Assignee wishes to assume the Assigned Rights and Obligations as evidenced by the execution and delivery of this assignment and undertaking (the “Assignment and Undertaking”).

4.	The Parties intend that this Assignment and Undertaking will constitute the Undertaking contemplated by Section 12.2 of the Investment Agreement.

THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the undersigned agree as follows:

1.
The Purchaser hereby assigns, transfers, sets over and conveys the Assigned Rights and Obligations to the Assignee, and the Assignee hereby accepts and receives the assignment of the Assigned Rights and Obligations and acknowledges, covenants and agrees that:

(a)
it will assume and be responsible for and perform, unconditionally and without reservation, all of the Purchaser’s duties and obligations forming part of or arising out of the Assigned Rights and Obligations; and

(b)
it will be bound by the covenants and the provisions applicable to the Purchaser under the Investment Agreement that relate to the duties and obligations being assumed by the Assignee pursuant to the operation of paragraph (a) above (the

“Ancillary Obligations”) as if the Assignee was an original signatory to the Investment Agreement for purposes of being bound by the Ancillary Obligations.

2.
The Purchaser acknowledges, covenants and agrees that the assignment of the Assigned Rights and Obligations to the Assignee as aforesaid and the acknowledgement, covenant and agreement of the Assignee to be bound by the Ancillary Obligations as if the Assignee was an original signatory to the Investment Agreement for such purpose, as aforesaid, shall not relieve or release the Purchaser of any of its obligations under the Investment Agreement.

3.	The terms of this Assignment and Undertaking are effective as at the date hereof.

4.	This Assignment and Undertaking shall inure to the benefit of and be binding upon the Purchaser and the Assignee and their respective successors and permitted assigns.

5.
This Assignment and Undertaking shall be governed by and construed, interpreted and applied in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta without regard to any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

6.
This Assignment and Undertaking may be executed by the Purchaser and the Assignee in counterparts and may be delivered by facsimile or other electronically transmitted signature and all such counterparts shall together constitute one and the same agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF this Assignment and Undertaking has been duly executed this ___ day of ___________.

LAND BREEZE II S.À.R.L.
By:
Name: ●
Title: ●

By:
Name: ●
Title: ●

[INSERT ASSIGNEE]
By:
Name: ●
Title: ●

By:
Name: ●
Title: ●

SCHEDULE “B”

ASSIGNMENT AND UNDERTAKING

TO:                      LAND BREEZE II S.À.R.L. (the “Purchaser”)

RECITALS:

1.
The Purchaser, Penn West Energy Trust (the “Trust’) and Penn West Petroleum Ltd. (“PWPL”) are parties (collectively, the “Parties” and each of them a “Party”) to an investment agreement dated May 13, 2010 (the “Investment Agreement”) pursuant to which, among other things, the Purchaser subscribed for units of the Trust on a private placement basis.

2.
Pursuant to Section 12.2 of the Investment Agreement, the Parties have agreed that each of the Trust and PWPL (as applicable, the “Assignor”) is  entitled, without the consent of the Purchaser, to assign any of its rights or obligations under the Investment Agreement to the Corporate Successor following completion of the Conversion (as such terms are defined in the Investment Agreement) provided the Corporate Successor agrees to be bound by the associated covenants and comply with the associated provisions applicable to the Assignor under the Investment Agreement and provided that the Corporate Successor delivers to the Purchaser a duly executed undertaking (the “Undertaking”) to such effect.

3.
●, as Assignor, wishes to assign those of its rights, obligations and liabilities specified in Appendix “A” hereto (the “Assigned Rights and Obligations”) under the Investment Agreement to ●, which the Assignor hereby represents and certifies is the “Corporate Successor” within the meaning of the Investment Agreement (the “Assignee”), and the Assignee wishes to assume the Assigned Rights and Obligations as evidenced by the execution and delivery of this assignment and undertaking (the “Assignment and Undertaking”).

4.	The Parties intend that this Assignment and Undertaking will constitute the Undertaking contemplated by Section 12.2 of the Investment Agreement.

THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the undersigned agree as follows:

1.
The Assignor hereby assigns, transfers, sets over and conveys the Assigned Rights and Obligations to the Assignee, and the Assignee hereby accepts and receives the assignment of the Assigned Rights and Obligations and acknowledges, covenants and agrees that:

(a)
it will assume and be responsible for and perform, unconditionally and without reservation, all of the Assignor’s duties and obligations forming part of or arising out of the Assigned Rights and Obligations; and

(b)	it will be bound by the covenants and the provisions applicable to the Assignor under the Investment Agreement that relate to the duties and obligations being assumed by the Assignee pursuant to the operation of paragraph (a) above (the “Ancillary Obligations”) as if the Assignee was an original signatory to the Investment Agreement for purposes of being bound by the Ancillary Obligations.

2.
Each of the Trust and PWPL acknowledges, covenants and agrees that the assignment of the Assigned Rights and Obligations to the Assignee as aforesaid and the acknowledgement, covenant and agreement of the Assignee to be bound by the Ancillary Obligations as if the Assignee was an original signatory to the Investment Agreement for such purpose, as aforesaid, shall not relieve or release either of the Trust or PWPL of any of their respective obligations under the Investment Agreement.

3.	The terms of this Assignment and Undertaking are effective as at the date hereof.

4.	This Assignment and Undertaking shall inure to the benefit of and be binding upon the Assignor and the Assignee and their respective successors and permitted assigns.

5.
This Assignment and Undertaking shall be governed by and construed, interpreted and applied in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta without regard to any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

6.
This Assignment and Undertaking may be executed by the Assignor and the Assignee in counterparts and may be delivered by facsimile or other electronically transmitted signature and all such counterparts shall together constitute one and the same agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF this Assignment and Undertaking has been duly executed this ___ day of ___________.

[INSERT ASSIGNOR]
By:
Name: ●
Title: ●

By:
Name: ●
Title: ●

[INSERT ASSIGNEE]
By:
Name: ●
Title: ●

By:
Name: ●
Title: ●